UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2009
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

UPDATED 2008 FINANCIAL INFORMATION
     As previously disclosed in our annual report on Form 20-F for the fiscal year ended December 31, 2008, effective as of January 1, 2009, we adopted FASB Staff Position APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement), or APB 14-1. APB 14-1 specifies that issuers of convertible debt instruments should separately account for the liability and equity components in a manner that reflect the entity’s nonconvertible debt borrowing rate when its interest cost is recognized in subsequent periods. The resulting debt discount is amortized over the period the convertible debt is expected to be outstanding. APB 14-1 requires retroactive application and early adoption was not permitted. APB 14-1 is applicable to our 4.75% convertible senior notes due 2013, which we issued in April 2008. For further details, you may refer to “Adoption of New Accounting Standard” in Note 2 to our audited consolidated financial statements included in this report beginning on page F-1, which give effect to the retrospective application of the relevant provisions of APB 14-1 as applicable to our convertible senior notes. In connection with amending herein our previously filed audited consolidated financial statements as of, and for the year ended December 31, 2008, we have also amended herein our disclosures, to the extent relevant, in the following items of our annual report on Form 20-F for the fiscal year ended December 31, 2008:
•	Part I, Item 3.A. — Selected Financial and Operating Data;

•	Part I, Item 5.A. — Operating and Financial Review and Prospects — Operating Results; and

•	Part II, Item 18 — Financial Statements
Updated 2008 Selected Financial and Other Data
     The following selected consolidated statement of operations data (other than ADS data) and selected consolidated statement of cash flows data for the years ended December 31, 2006, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements included in this report beginning on page F-1. The selected consolidated statement of operations data (other than ADS data) for the period from July 5, 2005, the date of inception, to December 31, 2005 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements not included in this report. You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes included in this report, and the information under “Item 5. Operating and Financial Review and Prospects” included in our annual report on Form 20-F for the year ended December 31, 2008, as amended by the information contained in the section entitled “Updated 2008 Results of Operations as Compared to 2007” in this report. We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period.

		Year Ended December 31,
	Period from July 5 to			2008
	December 31, 2005	2006	2007	As adjusted
	(In thousands, except per share and per ADS data)
Consolidated Statement of Operations Data
Net sales	$—	$105,454	$523,946	$1,643,495
Provision for inventory write-downs	—	—	(4,170)	(311,999)
Gross profit (1)	—	41,492	170,237	88,356
Provision for doubtful recoveries of prepayment to suppliers	—	—	—	(20,582)
(Loss) income from operations (2)	(143)	37,145	146,802	8,990
Change in fair value of prepaid forward contracts	—	—	—	60,028
Government subsidy	—	1,268	3,461	19,665
Interest expense and amortization of discount on exchangeable notes and convertible senior notes issuance costs and debt discount (3)	(102)	(7,133)	(9,419)	(38,162)
(Loss) earnings before income tax	(309)	30,069	143,301	71,547
Net (loss) income (4)	$(274)	$30,182	$144,059	$66,408
Accretion of Series A, Series B and Series C preferred shares to redemption values	—	(2,729)	(4,937)	—
Deemed dividend to Series A preferred shareholders	—	(1,568)	—	—
Net (loss) income available to ordinary shareholders (4)	(274)	25,885	139,122	66,408
(Loss) earnings per ordinary share (4)(5)
Basic	$(0.01)	$0.35	$1.50	$0.63
Diluted	$(0.01)	$0.35	$1.37	$0.61
(Loss) earnings per ADS
Basic	$(0.01)	$0.35	$1.50	$0.63
Diluted	$(0.01)	$0.35	$1.37	$0.61
Ordinary shares used in computation (5)
Basic	75,000	75,000	92,674	104,994
Diluted	75,000	75,000	104,859	109,240

(1)	Gross profit for the years ended December 31, 2006, 2007 and 2008 reflected $174,000, $1,772,000 and $3,667,000 of share-based compensation expense allocated to cost of goods sold, respectively.

(2)	Income from operations for the years ended December 31, 2006, 2007 and 2008 reflected $2,028,000, $9,390,000 and $16,614,000 of share-based compensation expense, respectively.

(3)	Interest expense for the years ended December 31, 2006, 2007 and 2008 included $4,440,000, nil and nil related to debt discount amortization for the embedded beneficial conversion feature of our exchangeable notes issued in July 2006, and nil, nil and $14,019,000 (previously reported: $10,204,000) related to interest and the amortization of issuance costs of our convertible senior notes issued in April 2008. See note 14 to our audited consolidated financial statements beginning on page F-1.

(4)	Our PRC subsidiary, Jiangxi LDK Solar, is entitled to exemption from PRC national enterprise income tax for at least two years and PRC local enterprise income tax for at least five years, each beginning with calendar year 2006. Without this tax holiday, our income tax expense would have increased and our net income and net income available to ordinary shareholders would have been reduced by approximately $12,387,000, $53,316,000 and $5,897,000 for the years ended December 31, 2006, 2007 and 2008, respectively. Our basic earnings per share would have been reduced by $0.17, $0.58 and $0.06 for the years ended December 31, 2006, 2007 and 2008, respectively, and our diluted earnings per share would have been reduced by $0.17, $0.51 and $0.05 for the years ended December 31, 2006, 2007 and 2008, respectively.

(5)	All share and per share data have been presented to give retrospective effect to our reorganization as described above.

     The following table presents our selected consolidated balance sheet data as of the dates specified:

	As of December 31,
				2008
	2005	2006	2007	As adjusted
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$9,687	$30,227	$83,470	$255,523
Inventories	—	94,886	349,997	616,901
Prepayments to suppliers, net	—	37,718	138,193	71,214
Trade accounts receivable	—	1,490	3,767	94,733
Total current assets	20,815	172,746	741,748	1,237,642
Property, plant and equipment, net	10,491	100,875	336,763	1,697,203
Deposits for property, plant and equipment	306	11,090	151,233	233,296
Inventories to be processed beyond one year, net	—	—	29,981	—
Prepayments to suppliers expected to be utilized beyond one year	—	—	18,994	33,617
Total assets	31,647	292,719	1,309,986	3,373,372
Short-term bank borrowings	—	56,765	264,101	666,200
Advance payments from customers, current portion	3,717	40,002	141,223	256,411
Total current liabilities	20,348	117,486	522,014	1,510,955
Advance payments from customers — noncurrent	—	—	67,554	487,577
Long-term bank borrowings, excluding current portion	—	30,245	25,125	154,252
Convertible senior notes, less debt discount	—	—	—	385,685
Total liabilities	20,348	147,733	616,915	2,583,505
Series A, Series B and Series C preferred shares	—	87,744	—	—
Total equity	$11,299	$57,242	$693,071	$789,867
     The following table sets forth our selected consolidated statement of cash flows data for the periods specified:

	Period from July 5
	to December 31,	Year Ended December 31,
	2005	2006	2007	2008
	(In thousands)
Consolidated Statement of Cash Flows Data
Net cash provided by (used in) operating activities	$2,511	$(57,067)	$(80,663)	$333,061
Net cash used in investing activities (1)	(20,940)	(79,564)	(328,623)	(1,247,174)
Net cash provided by financing activities (2)	$28,077	$154,891	$462,324	$1,087,698

(1)	Includes purchase of property, plant and equipment of approximately $15.5 million, $72.8 million, $305.2 million and $1,125.6 million in 2005, 2006, 2007 and 2008, respectively.

(2)	Includes proceeds from the issuance of our shares of nil, $10,000, $369.5 million and $205.1 million in 2005, 2006, 2007 and 2008, respectively and the net proceeds from the issuance of convertible senior notes of $388.7 million in 2008.
     The following table sets forth some other selected financial and operating data of our company for the periods specified:

		Year Ended December 31,
	Period from July 5			2008
	to December 31, 2005	2006	2007	As adjusted
Other Financial and Operating Data
Gross margin (1)	—	39.3%	32.5%	5.4%
Operating margin (1)	—	35.2	28.0	0.5
Net margin (1)	—	28.6%	27.5%	4.0%
Net sales of wafers (in thousands)	—	$102,452	$501,733	$1,495,034
Wafers sold (in MW)	—	45.2	223.8	817.8
Average wafer selling price (per watt)	—	$2.27	$2.24	$2.35

(1)	Gross margin, operating margin and net margin represent gross profit, income from operations and net income, respectively, divided by net sales.

     The following tables set forth the impact of the retrospective adoption of APB 14-1 on our historical consolidated statement of operations data for the year ended December 31, 2008, consolidated balance sheet data as of December 31, 2008 and other financial and operation data for the year ended December 31, 2008 as presented in the above tables:

	Year Ended December 31,
	2008
	As previously	2008
	reported	As adjusted
	(In thousands, except per share and per
	ADS data)
Consolidated Statement of Operations Data
Interest expense and amortization of discount on exchangeable notes and convertible senior notes issuance costs and debt discount	$(34,347)	$(38,162)
(Loss) earnings before income tax	75,362	71,547
Net (loss) income	70,223	66,408
Net (loss) income available to ordinary shareholders	$70,223	$66,408
(Loss) earnings per ordinary share (4)(5)
Basic	$0.67	$0.63
Diluted	$0.64	$0.61
(Loss) earnings per ADS
Basic	$0.67	$0.63
Diluted	$0.64	$0.61

	As of December 31,
	2008
	As previously	2008
	reported	As adjusted
	(In thousands)
Consolidated Balance Sheet Data
Total assets	$3,373,728	$3,373,372
Convertible senior notes, less debt discount	400,000	385,685
Total liabilities	2,597,820	2,583,505
Total equity	$775,908	$789,867

	As of December 31,
	2008
	As previously	2008
	reported	As adjusted
Other Financial and Operating Data
Net margin	4.3%	4.0%

Updated 2008 Results of Operations as Compared to 2007
     The following discussion and analysis reflect our retrospective adoption of APB14-1 on our historical results of operations for the year ended December 31, 2008:

	Year Ended December 31,
	2007		2008 As adjusted
		(% of Net		(% of Net
	(In thousands)	Sales)	(In thousands)	Sales)

Net sales	$523,946	100.0%	$1,643,495	100.0%
Cost of goods sold	(353,709)	(67.5)	(1,555,139)	(94.6)

Gross profit	170,237	32.5	88,356	5.4
Selling expenses	(873)	(0.2)	(3,786)	(0.2)
General and administrative expenses	(19,360)	(3.7)	(68,010)	(4.2)
Research and development expenses	(3,202)	(0.6)	(7,570)	(0.5)

Total operating expenses	(23,435)	(4.5)	(79,366)	(4.9)

Income from operations	146,802	28.0	8,990	0.5
Other income/(expenses):
Interest income	4,109	0.8	5,875	0.4
Interest expense and amortization of convertible senior notes issuance costs	(9,419)	(1.8)	(38,162)	(2.3)
Decrease in fair value of warrants	2	0.0	—	—
Foreign currency exchange (loss)/gain, net	(1,654)	(0.3)	14,495	0.9
Government subsidies	3,461	0.7	19,665	1.2
Change in fair value of prepaid forward contracts	—	—	60,028	3.7
Equity in income of an associate	—	—	704	0.0
Others, net	—	—	(48)	(0.0)

Earnings before income tax	143,301	27.4	71,547	4.3
Income tax benefit/(expense)	758	0.1	(5,139)	(0.3)

Net income	144,059	27.5	66,408	4.0

Accretion of Series A preferred shares to redemption value	(860)	(0.2)	—	—
Accretion of Series B preferred shares to redemption value	(2,726)	(0.5)	—	—
Accretion of Series C preferred shares to redemption value	(1,351)	(0.2)	—	—

Net income available to ordinary shareholders	$139,122	26.6%	$66,408	4.0%

     Net sales. For the year ended December 31, 2008, our net sales were approximately $1,643.5 million, representing an increase of $1,119.6 million from our net sales of $523.9 million for the year ended December 31, 2007. This increase was primarily due to our increased sales volume of 156 x 156 mm wafers. We sold 817.9 MW of wafers during the year ended December 31, 2008 and 223.8 MW of wafers during the year ended December 31, 2007. As affected by the global economic slowdown and crisis in the global financial markets, demand for our products has declined since the fourth quarter of 2008, our net sales for the fourth quarter of 2008 were approximately $426.6 million, a decline from $541.8 million for the third quarter of 2008.
     During the year ended December 31, 2007 and 2008, our net sales by product were as follows:

	Year Ended December 31,
	2007		2008
		% of		% of
Product	Net Sales	Total	Net Sales	Total
	(In millions)		(In millions)
156 x 156 mm wafers	$408.1	77.9%	$1,347.2	82.0%
125 x 125 mm wafers	92.3	17.6	132.9	8.1
150 x 150 mm wafers	1.3	0.2	14.9	0.9
Processing of wafers on behalf of others	18.7	3.6	116.9	7.1
Silicon materials	3.5	0.7	31.6	1.9

Total net sales	$523.9	100.0%	$1,643.5	100.0%

     Our net sales of 156 x 156 mm wafers increased from $408.1 million, or 77.9% of our total net sales, for the year ended December 31, 2007, to $1,347.2 million, or 82.0% of our total net sales, for the year ended December 31, 2008. This increase was primarily due to our customers’ growing demand for 156 x 156 mm wafers, which are more efficient in utilization.
     Our net sales generated from the various geographic regions during the year ended December 31, 2008 as a percentage of our total net sales experienced some significant changes as compared to the year ended December 31, 2007. Based on the immediate destination of our goods shipped, our sales in Europe were substantially higher than those in any other single geographic region for the year ended December 31, 2008 while our sales in Asia Pacific ex-China were substantially higher than those in any other single geographic region for the year ended December 31, 2007. Our net sales to Asia Pacific ex-China increased from $216.3 million for the year ended December 31, 2007 to $494.5 million for the year ended December 31, 2008 largely because our increased sales volume to customers in Taiwan. However, our net sales to Asia Pacific ex-China as a percentage of our total net sales decreased from 41.3% for the year ended December 31, 2007 to 30.1% for the year ended December 31, 2008 primarily due to our significantly increased net sales in Europe from $105.5 million to $614.7 million for the respective periods as a result of our development of European markets. Our net sales in China during the year ended December 31, 2008 slightly decreased to 28.2% of our total net sales as compared to 29.4% during the year ended December 31, 2007. Our net sales to Europe during the year ended December 31, 2008 increased to 37.4% of our total net sales, as compared to 20.1% of our total net sales, during the year ended December 31, 2007 primarily due to our increased sales to Q-Cells. As a result of the greater increases in sales in the other geographic regions, our net sales to North America during the year ended December 31, 2008 decreased to 4.3% as compared to 9.2% during the year ended December 31, 2007, although our sales to this region in dollar amount slightly increased from $47.9 million to $71.2 million.
     During the year ended December 31, 2007 and 2008, our net sales breakdown by geographic region was as follows:

	Year Ended December 31,
	2007		2008
		% of		% of
Geographic Regions	Net Sales	Total	Net Sales	Total
	(In millions)		(In millions)
Mainland China	$154.2	29.4%	$463.1	28.2%
Asia Pacific ex-Mainland-China	216.3	41.3	494.5	30.1
Europe	105.5	20.1	614.7	37.4
North America	47.9	9.2	71.2	4.3

Total net sales	$523.9	100.0%	$1,643.5	100.0%

     We will periodically adjust our geographic market classification on the basis of our sales as our management determines from time to time to be appropriate in reflecting our operations.
     Cost of goods sold. For the year ended December 31, 2008, our cost of goods sold was approximately $1,555.1 million, representing an increase of $1,201.4 million from our cost of goods sold of $353.7 million for the year ended December 31, 2007. Our cost of goods sold for the year ended December 31, 2007 and 2008 included inventory write-downs of $4.2 million and $312.0 million, respectively. The rapid downturn of the global economy and the crisis in the global financial markets beginning during the second half of 2008 resulted in significant price declines for both solar wafers and polysilicon feedstock since the fourth quarter of 2008, which caused a significant decline in the estimated net realizable value of our inventories at December 31, 2008, including both wafers in our inventory and polysilicon feedstock that we previously purchased at higher costs during the time of polysilicon shortage. Our cost of goods sold for the year ended December 31, 2007 and 2008 was partially offset by government subsidies for electricity costs of $3.1 million and $4.7 million, respectively.
     During the year ended December 31, 2007 and 2008, our cost of goods sold by product/service was as follows:

	Year Ended December 31,
	2007		2008
Product		% of		% of
	Cost of Goods Sold	Total	Cost of Goods Sold	Total
	(In millions)		(In millions)
156 x 156 mm wafers (1)	$268.3	75.9%	$1,300.7	83.6%
125 x 125 mm wafers	68.5	19.4	130.9	8.4
150 x 150 mm wafers	1.1	0.3	15.0	1.0
Processing of wafers on behalf of others	13.1	3.7	83.4	5.4
Silicon materials	2.7	0.7	25.1	1.6

Total cost of goods sold	$353.7	100.0%	$1,555.1	100.0%

(1)	Includes substantially all of the provision for inventory write-downs in 2008.

     Gross profit. For the year ended December 31, 2008, our gross profit was $88.4 million, a decrease of $81.8 million from $170.2 million for the year ended December 31, 2007. We incurred a gross loss in the fourth quarter in 2008 of $211.4 million due to lower net sales and the inventory write-down resulting from the industry-wide decreased demand and sale price declines for solar wafers. Our gross margin declined to 5.4% for the year ended December 31, 2008 from 32.5% for the year ended December 31, 2007, primarily due to an increase in the cost of our raw materials and the $312.0 million inventory write-down, partially offset by a moderate increase in our average selling price from $2.24 per watt for the year ended December 31, 2007 to $2.35 per watt for the year ended December 31, 2008. Our average selling price for the fourth quarter of 2008 was $2.18 per watt, lower than that for the year ended December 31, 2008, due to price decline in the global solar wafer market in that quarter.
     The increase in the cost of our raw materials was primarily due to the increase in the cost of our polysilicon feedstock. In particular, our weighted average purchase price of polysilicon feedstock increased from $185.8 per kilogram for the year ended December 31, 2007 to $261.8 per kilogram for the year ended December 31, 2008, which increased our average cost of raw materials.
     Operating expenses. For the year ended December 31, 2008, our operating expenses were $79.4 million, an increase of $56.0 million from our operating expenses of $23.4 million for the year ended December 31, 2007. This increase was primarily due to an increase of approximately $48.7 million in our general and administrative expenses as a result of additional legal and professional expenses, provision for doubtful recoveries of prepayments to suppliers of $20.6 million resulting from certain suppliers’ failure to deliver us polysilicon feedstock and refund our prepayments, the increase in our share-based compensation expenses, the addition of administrative personnel and the corresponding increases in salaries, benefits and traveling expenses during the year ended December 31, 2008.
     Interest income and expense. For the year ended December 31, 2008, our interest income was approximately $5.9 million, an increase of $1.8 million from our interest income for the year ended December 31, 2007 of approximately $4.1 million. The increase was primarily due to the increase in our average balance of cash on deposit in interest-bearing savings accounts since our convertible notes offering and follow-on offering of 4.8 million ADSs in 2008. For the year ended December 31, 2008, our interest expense and amortization of convertible senior notes issuance costs and debt discount increased to $38.2 million from $9.4 million for the year ended December 31, 2007 as a result of an increase in our bank borrowings and the issuance of convertible senior notes in April 2008.
     Foreign currency exchange (loss)/gain, net. For the year ended December 31, 2008, our foreign currency exchange gain, net, was $14.5 million, compared to our foreign currency exchange loss, net, of $1.7 million for the year ended December 31, 2007 primarily because our PRC operating subsidiaries, whose functional currency is Renminbi, held a larger amount of foreign currency denominated liabilities, such as advance payments from customers, short-term bank borrowings and trade accounts payable, for the year ended December 31, 2008 on a net basis as compared to the year ended December 31, 2007. We recognized an exchange gain with respect to these liabilities due to the appreciation of Renminbi.
     Government subsidies. For the year ended December 31, 2008, government subsidies received and recognized as other income totaled $19.7 million, compared to $3.5 million for the year ended December 31, 2007. Our government subsidies in 2008 included $16.3 million received from the city government of Xinyu, Jiangxi province. Such subsidy was calculated based on the portion of tax revenue allocated to the city government by the PRC central government in connection with our tax payments to the national tax bureau.
     Change in fair value of prepaid forward contracts. For the year ended December 31, 2008, we had unrealized income of $60.0 million from the fair value change in the prepaid forward contracts which we entered into on April 9, 2008 in connection with our offering of the convertible senior notes. The prepaid forward contracts were initially recognized as assets and measured at fair value as the contracts could only be settled in cash on the issuance date and were reclassified as a reduction of additional paid-in capital in equity when the conditions for physical settlement in shares were met on June 17, 2008. The change in fair value of the prepaid forward contracts of $60.0 million from the issuance date to June 17, 2008, which was based on the change in the spot price of our ADSs, the underlying securities of the prepaid forward contracts, was recorded as other income for the year ended December 31, 2008. We had no such income in 2007.

     Income tax expense. For the year ended December 31, 2008, our income tax expense totaled $5.1 million as compared to income tax benefit of $1.0 million for the year ended December 31, 2007 because our PRC subsidiary, Jiangxi LDK Solar, is no longer completely exempt from PRC national enterprise income tax. Our effective income tax rate increased to approximately 7.2% for the year ended December 31, 2008 from nil for the year ended December 31, 2007. Jiangxi LDK Solar is entitled to exemption from the PRC enterprise income tax for two years beginning from calendar year 2006 and a reduced income tax rate of 12.5% for three years beginning from January 1, 2008.
     Net income. For the year ended December 31, 2008, our net income was $66.4 million, a decrease of $77.7 million from $144.1 million for the year ended December 31, 2007. For the year ended December 31, 2008, our net margin decreased to 4.0% from 27.5% for the year ended December 31, 2007. Without the tax holiday referenced above under “— Income tax expense”, our income tax expense would have increased by approximately $53.3 million and $5.9 million for the year ended December 31, 2007 and 2008, respectively, with a corresponding reduction in the amount of our net income for the periods.
     Net income available to ordinary shareholders. As a result of the foregoing, for the year ended December 31, 2008, our net income available to ordinary shareholders was $66.4 million. Our net income available to ordinary shareholders for the year ended December 31, 2007 was $139.1 million. Without the tax holiday as described in “— Net income” above, our net income available to ordinary shareholders would have been reduced by approximately $53.3 million and $5.9 million for the year ended December 31, 2007 and 2008, respectively.
     Earnings per ordinary share. For the year ended December 31, 2008, earnings per share was $0.63 and $0.61 per share on a basic and diluted basis, respectively. For the year ended December 31, 2007, earnings per share was $1.50 and $1.37 per share on a basic and diluted basis, respectively. Without the tax holiday as described in “— Net income” above, our basic earnings per share would have been reduced by $0.58 and $0.06 for the year ended December 31, 2007 and 2008, respectively, and our diluted earnings per share would have been reduced by $0.51 and $0.05 for the year ended December 31, 2007 and 2008, respectively.
Incorporation by Reference
     This report on Form 6-K (including its exhibit) is hereby incorporated by reference into our registration statements filed with the SEC under the Securities Act of 1933, as amended.

LDK SOLAR CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THE BOARD OF DIRECTORS AND SHAREHOLDERS
LDK SOLAR CO., LTD.:
     We have audited the accompanying consolidated balance sheets of LDK Solar Co., Ltd. and subsidiaries (the “Group”) as of December 31, 2007 and 2008, and the related consolidated statements of income, equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LDK Solar Co., Ltd. and subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
     As further described in Note 2 to the consolidated financial statements, the consolidated financial statements as of and for the year ended December 31, 2008, have been adjusted to reflect the retrospective application of FASB Staff Position APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), LDK Solar Co., Ltd.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 21, 2009 expressed an unqualified opinion on the effectiveness of LDK Solar Co., Ltd.’s internal control over financial reporting.
/s/ KPMG
Hong Kong, China
May 21, 2009, except as to the retrospective adoption of certain accounting principles in Note 2(ac), which is as of June 19, 2009.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in US$ thousands, except share and per share data)

			December 31,
	Note		2007	2008
				As adjusted (Note 2)
ASSETS
Current assets
Cash and cash equivalents			83,470	255,523
Pledged bank deposits	(10)		135,950	83,383
Trade accounts receivable	(2g	)	3,767	94,733
Bills receivable			—	3,075
Inventories	(3	)(10)	349,997	616,901
Prepayments to suppliers, net	(4)		138,193	71,214
Other current assets, including amount due from the Group’s executives and employees of $21,742 and $42,021 as of December 31, 2007 and 2008 respectively	(5)		29,825	68,123
Deferred income tax assets	(16)		546	44,690

Total current assets			741,748	1,237,642
Property, plant and equipment, net	(6	)(10)(12)	336,763	1,697,203
Deposits for purchase of property, plant and equipment			151,233	233,296
Intangible asset, net	(7)		1,096	1,037
Land use rights	(8	)(10)(24)	29,259	99,162
Inventories to be processed beyond one year	(3)		29,981	—
Prepayments to suppliers expected to be utilized beyond one year	(4)		18,994	33,617
Pledged bank deposits — non-current	(10)		—	49,686
Debt issuance costs, net			—	8,408
Investment in an associate	(9)		—	5,630
Other financial assets	(28)		525	—
Deposits relating to sales and leaseback transaction	(12)		—	7,316
Deferred income tax assets, net	(16)		387	375

Total assets			1,309,986	3,373,372

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowings and current installments of long-term bank borrowings	(10)		264,101	666,200
Bills payable			—	11,406
Trade accounts payable			18,032	124,066
Advance payments from customers, current installments			141,223	256,411
Accrued expenses and other payables	(11)		95,301	429,968
Due to a related party	(24)		—	4,359
Other financial liabilities	(28)		3,357	18,545

Total current liabilities			522,014	1,510,955
Long-term bank borrowings, excluding current portion	(10)		25,125	154,252
Obligations under capital leases, excluding current installments	(12)		—	40,083
Advance payments from customers — noncurrent			67,554	487,577
Other liabilities			2,222	3,485
Deferred income tax liability	(16)		—	1,468
Convertible senior notes, less debt discount	(13)		—	385,685

Total liabilities			616,915	2,583,505
EQUITY
Ordinary shares: US$0.10 par value; 499,580,000 shares authorized as of December 31, 2007 and 2008; 106,044,700 and 113,501,049 shares issued as of December 31, 2007 and 2008, respectively; 106,044,700 and 113,110,396 shares outstanding as of December 31, 2007 and 2008, respectively	(19)		10,604	11,311
Additional paid-in capital	(15)		486,253	464,101
Statutory reserve			18,697	29,676
Accumulated other comprehensive income			31,481	83,314
Retained earnings			146,036	201,465

Total equity			693,071	789,867

Commitments and contingencies	(17)
Total liabilities and equity			1,309,986	3,373,372

See accompanying notes to consolidated financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in US$ thousands, except share and per share data)

		Year	Year	Year
		Ended	Ended	Ended
		December 31	December 31,	December 31,
	Note	2006	2007	2008
				As adjusted (Note 2)
Net sales
156mm by 156mm wafers		36,263	408,125	1,347,191
125mm by 125mm wafers		66,189	92,270	132,930
150mm by 150mm wafers		—	1,338	14,913
Processing of wafers on behalf of others		489	18,697	116,859
Silicon materials		2,513	3,516	31,602

Total net sales		105,454	523,946	1,643,495
Cost of goods sold,
156mm by 156mm wafers		(21,399)	(268,311)	(1,300,737)
125mm by 125mm wafers		(40,231)	(68,509)	(130,899)
150mm by 150mm wafers		—	(1,127)	(14,951)
Processing of wafers on behalf of others		(313)	(13,094)	(83,383)
Silicon materials		(2,019)	(2,668)	(25,169)
Total cost of goods sold, including provisions for inventory write-downs of US$ nil, US$4,170, US$311,999 during the years ended December 31, 2006, 2007 and 2008 respectively		(63,962)	(353,709)	(1,555,139)

Gross profit		41,492	170,237	88,356
Selling expenses		(286)	(873)	(3,786)
General and administrative expenses, including provisions for doubtful recoveries of prepayments to suppliers of US$ nil in 2006 and 2007, and US$20,582 in 2008		(3,771)	(19,360)	(68,010)
Research and development expenses		(290)	(3,202)	(7,570)

Total operating expenses		(4,347)	(23,435)	(79,366)

Income from operations		37,145	146,802	8,990
Other income (expenses):
Interest income		105	4,109	5,875
Interest expense and amortization of discount on exchangeable notes and convertible senior notes issuance costs and debt discount	(14)	(7,133)	(9,419)	(38,162)
Foreign currency exchange (loss) gain, net		(1,325)	(1,654)	14,495
Government subsidy	(2u )	1,268	3,461	19,665
Change in fair value of prepaid forward contracts	(15)	—	—	60,028
Decrease in fair value of warrants		9	2	—
Equity in income of an associate	(9)	—	—	704
Others, net		—	—	(48)

Earnings before income tax		30,069	143,301	71,547
Income tax benefit (expense)	(16)	113	758	(5,139)

Net income		30,182	144,059	66,408
Accretion of Series A redeemable convertible preferred shares to redemption value	(18)	(814)	(860)	—
Accretion of Series B redeemable convertible preferred shares to redemption value	(18)	(1,799)	(2,726)	—
Accretion of Series C redeemable convertible preferred shares to redemption value	(18)	(116)	(1,351)	—
Deemed dividend to Series A redeemable convertible preferred shareholders		(1,568)	—	—

Net income available to ordinary shareholders		25,885	139,122	66,408

Basic earnings per ordinary share	(22)	0.35	1.50	0.63

Diluted earnings per ordinary share	(22)	0.35	1.37	0.61

See accompanying notes to consolidated financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

							Accumulated	(Accumulated
				Additional	Subscription		Other	Deficit) /		Total
	Ordinary Shares		Contributed	Paid-In	Receivable for	Statutory	Comprehensive	Retained	Total	Comprehensive
	Number	Amount	Capital	Capital	Ordinary Share	Reserve	Income	Earnings	Equity	Income

January 1, 2006	—	—	11,534	—	—	—	39	(274)	11,299
Net income	—	—	—	—	—	—	—	30,182	30,182	30,182
Appropriation to statutory reserve (Note 20)	—	—	—	—	—	3,623	—	(3,623)	—
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	2,280	—	2,280	2,280

Total comprehensive income	—	—	—	—	—	—	—	—	—	32,462

Capital contributions (Note 1)	—	—	17,466	—	—	—	—	—	17,466
Effect of reorganization (Note 1):
Distributions to shareholders in connection with the Reorganization (Note 1)	—	—	(8,000)	—	—	—	—	—	(8,000)
Issuance of ordinary shares (Note 1 & Note 19)	75,000,000	7,500	—	—	(7,490)	—	—	—	10
Transfer to additional paid-in capital	—	—	(21,000)	21,000	—	—	—	—	—
Share options (Note 21)	—	—	—	2,294	—	—	—	—	2,294
Deemed dividend to Series A redeemable convertible preferred shareholders	—	—	—	1,568	—	—	—	(1,568)	—
Accretion of Series A redeemable convertible preferred shares to redemption value (Note 18)	—	—	—	—	—	—	—	(814)	(814)
Accretion of Series B redeemable convertible preferred shares to redemption value (Note 18)	—	—	—	—	—	—	—	(1,799)	(1,799)
Accretion of Series C redeemable convertible preferred shares to redemption value (Note 18)	—	—	—	—	—	—	—	(116)	(116)
Discount amortization on exchangeable notes	—	—	—	4,440	—	—	—	—	4,440

December 31, 2006	75,000,000	7,500	—	29,302	(7,490)	3,623	2,319	21,988	57,242

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

							Accumulated	(Accumulated
				Additional	Subscription		Other	Deficit) /		Total
	Ordinary Shares		Contributed	Paid-In	Receivable for	Statutory	Comprehensive	Retained	Total	Comprehensive
	Number	Amount	Capital	Capital	Ordinary Share	Reserve	Income	Earnings	Equity	Income
				(As adjusted)				(As adjusted)	(As adjusted)	(As adjusted)
Net income	—	—	—	—	—	—	—	144,059	144,059	144,059
Appropriation to statutory reserve (Note 20)	—	—	—	—	—	15,074	—	(15,074)	—
Settlement of subscription receivable	—	—	—	—	7,490	—	—	—	7,490
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	29,162	—	29,162	29,162

Total comprehensive income	—	—	—	—	—	—	—	—	—	173,221

Issuance of new shares, net of related expenses US$26,866	14,007,700	1,400	—	349,941	—	—	—	—	351,341
Conversion of Series A, Series B and Series C redeemable convertible preferred shares	15,580,000	1,558	—	91,123	—	—	—	—	92,681
Issuance of ordinary shares upon exercise of share options	1,457,000	146	—	6,338	—	—	—	—	6,484
Share options (Note 21)	—	—	—	9,549	—	—	—	—	9,549
Accretion of Series A redeemable convertible preferred shares to redemption value (Note 18)	—	—	—	—	—	—	—	(860)	(860)
Accretion of Series B redeemable convertible preferred shares to redemption value (Note 18)	—	—	—	—	—	—	—	(2,726)	(2,726)
Accretion of Series C redeemable convertible preferred shares to redemption value (Note 18)	—	—	—	—	—	—	—	(1,351)	(1,351)

December 31, 2007	106,044,700	10,604	—	486,253	—	18,697	31,481	146,036	693,071
Net income	—	—	—	—	—	—	—	66,408	66,408	66,408
Appropriation to statutory reserve (Note 20)	—	—	—	—	—	10,979	—	(10,979)	—
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	51,833	—	51,833	51,833

Total comprehensive income	—	—	—	—	—	—	—	—	—	118,241

Issuance of new shares, net of related expenses US$9,508	4,800,000	480	—	190,412	—	—	—	—	190,892
Issuance of ordinary shares upon exercise of share options	2,265,696	227	—	12,513	—	—	—	—	12,740
Issuance of convertible senior notes	—	—	—	17,774	—	—	—	—	17,774
Share options (Note 21)	—	—	—	16,614	—	—	—	—	16,614
Prepaid forward repurchase of ordinary shares (Note 15)	—	—	—	(259,465)	—	—	—	—	(259,465)

December 31, 2008	113,110,396	11,311	—	464,101	—	29,676	83,314	201,465	789,867

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2006	2007	2008
			As adjusted (Note 2)
Cash flows from operating activities:
Net income	30,182	144,059	66,408
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	2,766	15,085	36,005
Provision for doubtful recovery of prepayments to suppliers	—	—	20,582
Provisions for inventory write-downs	—	4,170	311,999
Deferred income tax benefit	(113)	(758)	(41,163)
Equity in income of an associate	—	—	(704)
Share-based compensation	2,028	9,390	16,614
Interest on exchangeable notes	13	—	—
Amortization of discount on the exchangeable notes	4,440	—	—
Amortization of convertible senior notes issuance costs and debt discount	—	—	6,308
Decrease in fair value of warrants	(9)	(2)	—
Change in fair value of prepaid forward contracts	—	—	(60,028)
Changes in operating assets and liabilities:
Pledged bank deposits related to purchase of inventory and other operating activities	(4,956)	(19,900)	(59,633)
Trade accounts receivable and bills receivable	(2,306)	(1,461)	(93,782)
Inventories	(94,886)	(289,262)	(530,244)
Prepayments to suppliers	(36,752)	(119,469)	29,984
Other assets	(1,603)	(25,475)	(44,769)
Trade accounts payable and bills payable	6,116	11,913	117,440
Advance payments from customers	36,285	168,775	532,578
Accrued expenses and other payables	1,728	18,915	26,526
Amount due to a related party	—	—	2,164
Other financial liabilities	—	3,357	(3,224)

Net cash (used in) provided by operating activities	(57,067)	(80,663)	333,061
Cash flows from investing activities:
Purchase of land use rights	(5,482)	(23,452)	(69,110)
Purchase of property, plant and equipment, including deposits and cash paid for interest capitalized	(72,840)	(305,171)	(1,125,640)
Purchase of intangible asset	(1,242)	—	—
Pledged bank deposit related to purchase of property, plant and equipment	—	—	(103,166)
Release of pledged bank deposit related to purchase of property, plant and equipment	—	—	55,644
Cash paid for investment in an associate	—	—	(4,902)

Net cash used in investing activities	(79,564)	(328,623)	(1,247,174)
See accompanying notes to consolidated financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2006	2007	2008
Cash flows from financing activities:
Capital contributions	2,022	—	—
Pledged bank deposits used for bank borrowings	—	(111,094)	—
Pledged bank deposits released upon repayment of bank borrowings	—	—	119,386
Proceeds from new loans and borrowings	114,116	288,302	1,035,803
Repayment of loans and borrowings	(27,106)	(80,199)	(513,834)
Loans and advances from related parties	18,773	—	2,195
Repayment of loans and advances from related parties	(29,838)	—	—
Proceeds from issuance of ordinary shares	10	369,489	205,104
Distributions to shareholders in connection with the Reorganization	(8,000)	—	—
Payment of expenses relating to issuance of ordinary shares	(405)	(4,174)	(1,472)
Proceeds from issuance of exchangeable notes, net of issue cost US$52	7,948	—	—
Proceeds from Series A-2 redeemable convertible preferred shares, net of issue cost US$51	6,949	—	—
Proceeds from Series B redeemable convertible preferred shares, net of issue cost US$78	47,922	—	—
Proceeds from Series C redeemable convertible preferred shares	22,500	—	—
Proceeds from issuance of convertible senior notes, net of issuance costs	—	—	388,743
Payment for Company’s ordinary shares under prepaid forward contracts	—	—	(199,437)
Proceeds from sale-leaseback transaction	—	—	63,155
Deposit paid for capital leases	—	—	(7,316)
Principal payments on capital lease obligations	—	—	(4,629)

Net cash provided by financing activities	154,891	462,324	1,087,698
Effect of foreign currency exchange rate changes on cash and cash equivalents	2,280	205	(1,532)

Net increase in cash and cash equivalents	20,540	53,243	172,053
Cash and cash equivalents at beginning of year	9,687	30,227	83,470

Cash and cash equivalents at end of year	30,227	83,470	255,523

Supplemental disclosures of cash flow information:
Interest payments, net of amount capitalized	2,680	9,926	27,680

Income tax paid	—	—	42,169

Supplemental disclosures of non-cash investing and financing transaction:
Property, plant and equipment contributed as paid-in capital	15,444	—	—

Payable for purchase of property, plant and equipment	10,893	60,954	354,247

Payable for purchase of land use rights	1,268	832	11,865

Conversion of Series A, Series B and Series C redeemable convertible preferred shares into ordinary shares	—	92,681	—

Conversion from exchangeable notes to Series A-1 redeemable convertible preferred shares	7,948	—	—

Offset of amounts due to/from related party	5,478	—	—

See accompanying notes to consolidated financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)
(1) PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION
Principal activities
     The accompanying consolidated financial statements consist of the financial statements of LDK Solar Co., Ltd. (the “Company” or “LDK”) and its subsidiaries, Jiangxi LDK Solar Hi-Tech Co., Ltd. (“JXLDK”), Jiangxi LDK PV Silicon Technology Co., Ltd. (“LDKPV”), Jiangxi LDK Solar Polysilicon Co., Ltd. (“LDKSP”), LDK Solar Hi-Tech (Nanchang) Co., Ltd. (“LDKNC”), LDK Solar USA Inc. (“LDK USA”) and LDK Solar International Company Limited (“LDK International”). The Company and its subsidiaries are collectively referred to as the “Group”.
     The Group’s principal activities are manufacturing, processing and sale of multicrystalline and monocrystalline silicon wafers.
Organization
     JXLDK was incorporated on July 5, 2005, in Xinyu, Jiangxi Province, the People’s Republic of China (“PRC”) by Suzhou Liouxin Industry Co., Ltd. (“SZ Liouxin”) and Liouxin Industrial Limited (“HK Liouxin”) which are both controlled by Mr. Peng Xiaofeng (“Mr. Peng”). SZ Liouxin is fully owned by HK Liouxin.
     On May 1, 2006, Mr. Peng, through his wholly owned subsidiary, LDK New Energy Holding Limited, incorporated the Company in the Cayman Islands under the laws of the Cayman Islands as part of the reorganization of JXLDK (the “Reorganization”). In connection with the Reorganization and the preparation for the Initial Public Offering (“IPO”), the Company entered into the following series of transactions:
     1) The issuance of 75,000,000 ordinary shares of the Company at par value of US$0.10 per share (adjusted for the ten-for-one share split effected on July 18, 2006) to LDK New Energy Holding Limited during 2006 in connection with the Reorganization;
     2) The Company’s acquisition of all interests in JXLDK from SZ Liouxin and HK Liouxin for the consideration of US$8,000 on July 10, 2006, when government approval was obtained, as part of the Reorganization;
     3) The issuance of exchangeable notes to two unrelated investors for cash consideration of US$8,000 which is mandatorily convertible into 3,000,000 Series A redeemable convertible preferred shares. The exchangeable notes were converted on July 28, 2006;
     4) The issuance of 4,580,000 Series A redeemable convertible preferred shares to a group of unrelated investors, including 3,000,000 Series A-1 redeemable convertible preferred shares converted from the exchangeable notes above and 1,580,000 Series A-2 redeemable convertible preferred shares issued for cash consideration of US$7,000 (refer to note 18);
     5) The issuance of 8,000,000 Series B redeemable convertible preferred shares to a group of unrelated investors for cash consideration of US$48,000 (refer to note 18);
     6) The issuance of 3,000,000 Series C redeemable convertible preferred shares to a group of unrelated investors for cash consideration of US$22,500 (refer to note 18);
     7) The formation of a fully owned subsidiary, LDK International on September 5, 2006 in Hong Kong Special Administrative Region (“HK SAR”).
     On June 1, 2007, the Group completed its Initial Public Offering (“IPO”) in the United States and sold 13,392,100 American depositary shares (“ADSs”), representing 13,392,100 new ordinary shares, at an initial public offering price of US$27.00 per ADS. The Group received net proceeds, after deduction of the related offering costs, in the amount of US$335,717. The ADSs are listed on the New York Stock Exchange under the symbol LDK.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     In June 2007, the underwriters exercised their over-allotment option and the Group issued an additional 615,600 ADSs, representing 615,600 ordinary shares, at US$27.00 per ADS. The Group raised additional net proceeds of US$15,624 from the exercise of the over-allotment option by the underwriters.
     In September 2008, the Company issued 4,800,000 ADSs, representing 4,800,000 ordinary shares, at a price of US$41.75 per ADS, raising approximately US$190,892, net of related expenses of US$9,508.
     The Company formed four fully owned subsidiaries, LDK USA, LDKPV, LDKSP and LDKNC, on January 15, 2007, July 12, 2007, October 11, 2007 and September 27, 2008 respectively. LDK USA is incorporated in the United States, and LDKPV, LDKSP and LDKNC are incorporated in Jiangxi Province in the PRC.
Basis of presentation
     The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).
     Since the controlling and majority shareholder of JXLDK prior to the Reorganization remained the controlling and majority shareholder of the Company after consummation of the Reorganization, the Reorganization is considered to be a transfer of equity interests between entities under common control and has been accounted for in a manner similar to a pooling of interests. Accordingly, the assets and liabilities of JXLDK transferred to the Company have been recognized at JXLDK’s historical carrying amount and as if the transfer of assets and liabilities and related business operations had occurred as of January 1, 2006, the earliest date presented in the accompanying consolidated financial statements. Cash consideration of US$8,000 paid by the Company to SZ Liouxin and HK Liouxin in connection with the transfer of JXLDK, has been accounted for as a distribution to shareholders on July 21, 2006.
     The accompanying consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. At December 31, 2008, the Group had a working capital deficit (i.e. total consolidated current liabilities exceeded total consolidated current assets) of US$273,313. The Group’s working capital deficit has increased to US$626,816 (unaudited) as of March 31, 2009. At December 31, 2008, the Group had cash and cash equivalents of US$255,523, most of which are held by subsidiaries in the PRC. Most of the Group’s short term obligations and the current portion of its long-term debt reside with these subsidiaries. Management believes that it has developed a liquidity plan that, if executed successfully, will provide sufficient liquidity to finance the Group’s anticipated working capital and capital expenditure requirements for the next 12 months. Specifically, management believes that the Group will be able to obtain continued borrowing facilities from the banks so that when required by the Group, the bank loans due for repayment within the next 12 months can be successfully replaced with new loans drawn down from existing revolving banking facilities or new borrowing facilities. In April 2009, the Group obtained new revolving credit facilities of RMB 1,000,000 (US$146,484) from Agricultural Development Bank of China. Subsequent to December 31, 2008, the Group has successfully obtained additional secured and unsecured short-term bank borrowings of US$848,721 and unsecured long-term bank borrowings of US$58,569, and repaid total short-term bank borrowings and current portion of long-term bank borrowings of US$418,401. As of May 21, 2009, the Group’s short-term bank borrowings and current portion of long-term bank borrowings amounted to US$1,085,221 and US$50,167. As of May 21, 2009, the Group has total revolving credit of US$481,299 of which US$37,508 is unused. In addition to obtaining new bank borrowings, management is also closely monitoring the Group’s capital expenditure and inventory levels as part of its liquidity plan. The Group has commenced negotiation with a number of its vendors including raw material suppliers, equipment suppliers and construction suppliers to lower the prices or obtain more favourable payment terms with an aim to achieve saving in costs or required cash flow in the next 12 months. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Group be unable to continue as a going concern.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Principles of consolidation
     The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated on consolidation.
(b) Use of estimates
     The preparation of financial statements in conformity with US GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to the classification and realization of inventories and prepayments to suppliers, estimated useful lives and residual values of long-lived assets, the recoverability of the carrying values of long-lived assets, the determination of fair values of financial instruments and share-based instruments, and assessments about potential tax uncertainties and contingent liabilities. Changes in facts and circumstances may result in revised estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.
(c) Foreign currency transactions and translations
     The functional currency of the Company and LDK USA is the United States dollar (“US$”). The functional currency of JXLDK, LDKPV, LDKSP and LDKNC is Renminbi (“RMB”). The functional currency of LDK International is the Hong Kong dollar (“HK$”). Transactions denominated in foreign currencies are remeasured in the functional currency at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are included in the consolidated statements of income.
     The Group has chosen the U.S. dollar as its reporting currency. Accordingly assets and liabilities JXLDK, LDKPV, LDKSP and LDKNC are translated into US$ using exchange rates in effect at each period end and average exchange rates are used for the statements of income. Gains and losses resulting from the translations of the financial statements of these subsidiaries into US dollars are recognized in other comprehensive income.
(d) Commitments and contingencies
     Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal and other fees incurred in connection with loss contingencies are expensed as incurred and are included in general and administrative expenses in the consolidated statements of income.
(e) Cash and cash equivalents
     Cash and cash equivalents consist of cash at bank and on hand and certificates of deposit with an initial term of less than three months when purchased, which are unrestricted as to withdrawal and use.
(f) Pledged bank deposits
     Pledged bank deposits represent amounts held by banks, which are not available for the Group’s use, as security for issuance of letters of credit, letters of guarantee or short-term bank borrowings. Upon maturity of the letters of credit, letters of guarantee and repayment of short-term bank borrowings, the deposits are released by the bank and become available for general use by the Group. Pledged bank deposits related to bank borrowings are reported within cash flows from financing activities in the consolidated statement of cash flows. Pledged bank deposits, which matures twelve months after the balance sheet date are classified as non-current assets in the consolidated balance sheet.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(g) Trade accounts receivable
     Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. An allowance for doubtful accounts is provided based on the management’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. Management determines the allowance by analyzing specific customer accounts that have known or potential collection issues. No allowance for doubtful accounts was recorded in the Group’s financial statements for the years ended December 31, 2006, 2007 and 2008. The Group does not have any off-balance-sheet credit exposure related to its customers.
(h) Inventories
     Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. Inventories expected to be utilized for production and sold after twelve months are classified as non-current assets.
(i) Property, plant and equipment, net
     Property, plant and equipment are stated at cost. Equipment under capital leases are initially stated at the present value of minimum lease payments.
     Depreciation, including amortization of equipment held under capital lease, is calculated using the straight-line method over the estimated useful lives of the assets and their respective estimated residual values. The estimated useful lives of the Group’s property, plant and equipment are as follows:

Buildings	30 years
Plant and machinery	10 years
Furniture, fixture and office equipment	5 years
Motor vehicles	6 years
(j) Intangible asset, net
     Intangible asset, net represents technical know-how, which is carried at cost less accumulated amortization. The technical know-how was acquired from equipment manufacturers for operation of equipment. Technical know-how is amortized on a straight-line basis over its expected useful life of 10 years.
(k) Land use rights
     Land use rights represent fees paid to obtain the right to use land in the PRC, which are charged to expense on a straight-line basis over the respective periods of the rights granted.
(l) Investments in an associate
     Investments in entities where the Group does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Under the equity method of accounting, the Group’s share of the investee’s results of operations is included in other income (expense) in the Group’s consolidated statements of income.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(m) Impairment of long-lived assets
     Property, plant and equipment and purchased intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment of long-lived assets was recognized for the years ended December 31, 2006, 2007 and 2008.
(n) Fair value measurement
     On January 1, 2008, the Group adopted the provisions Financial Accounting Standards Board (“FASB”) Statement No. 157, “Fair Value Measurements” , for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements (note 27). The initial adoption of Statement 157 had no impact on the Group’s financial position and results of operations.
     FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of Statement 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. On January 1, 2009, the Company will be required to apply the provisions of Statement 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. Management does not expect the initial impact of adopting FASB Staff Position 157-2 will have a material impact on the Group’s consolidated financial statements.
     In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active”, which was effective immediately. FSP FAS 157-3 clarifies the application of Statement 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. Management has considered the guidance provided by FSP FAS 157-3 in its determination of estimated fair values during 2008.
(o) Derivative financial instruments
     The Group enters into derivative financial instruments such as foreign exchange forward contracts and interest rate swap contract. The Group accounts for derivatives in accordance with FASB Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities , as amended, which requires entities to recognize all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. Changes in the fair value are recognized in earnings.
     In March 2008, the FASB issued Statement. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133”. Statement 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. Statement 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of Statement 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. Statement 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Group early adopted Statement 161 in 2008. The disclosures required under SFAS No. l61 are included in note 28.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(p) Revenue recognition
     Sales represent the invoiced value of products sold and services rendered, net of value added taxes (VAT). The Group recognizes revenue from the sale of silicon wafers and other materials when the products are delivered and title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable and collection of the related receivable is reasonably assured. For sales in the PRC, the majority of the Group’s contracts provide that products are considered delivered when they reach customer’s destination and are signed-for by the customer. For export sales, products are considered delivered when the goods have passed over the ship’s rail at the named port of shipment. The customer bears all costs and risks of loss or damage to the goods from that point. A majority of the Group’s sales to customers require the customers to prepay certain amounts of the contract sum before delivery has occurred. Such prepayments are recorded as advances from customers in the Group’s consolidated financial statements, until delivery has occurred. Advances from customers of which the deliveries of goods are expected to occur after twelve months are classified as non-current liabilities in the Group’s consolidated balance sheets as at year end dates.
     Generally, no warranty is provided to customers except pursuant to a short period ranging from 7 to 15 days for sales return. Wafer products are standard and the Group conducts rigorous quality control and testing procedures to ensure that the finished wafers meet the standard quality requirements before the product is shipped. Management estimates the amount of sales returns and the cost of replacement products based on historical return information, as management believes they are the primary indicator of possible future returns.
     The Group recognizes revenue for processing services when the services are completed, which is generally evidenced by delivery of processed products to the customers.
     In the PRC, VAT of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until it is paid to the authorities.
(q) Buy/sell arrangements
     The Group had raw materials purchases transactions and finished goods sales transactions with the same counterparty. Each of these sales and purchases transactions with the same counterparty are not legally contingent upon each other. These sales and purchases transactions were not conducted simultaneously and there was no direct linkage between any one or group of buy transactions with any one or group of sell transactions. There was also no correlation between the value of raw materials received and the value of finished goods delivered pursuant to the contractual arrangement. Each buy or sell transaction was separately documented, transacted at the fair market value prevailing at that time and gross-cash settled, with no specific legal right to offset in respect of the obligations between counterparties. These buy and sell transactions with the same counterparty were recognized and presented separately as sales and cost of goods sold in the Group’s consolidated financial statements. Raw materials purchases and finished goods sales with the same counterparty were recorded at their respective contract price, which represented their prevailing fair market value.
(r) Shipping and handling
     Costs to ship products to customers are included in selling expenses in the consolidated statement of income. Amounts billed to customers, if any, to cover shipping and handling are included in net sales. Cost to ship products to customers were US$63, US$266 and US$1,644 for the years ended December 31, 2006, 2007 and 2008, respectively.
(s) Research and development costs
     Research and development costs are expensed as incurred. JXLDK has a research and development team to enhance product quality and to achieve a more efficient production process. In addition, the Group has a joint research and development program with Shanghai Jiaotong University to focus on developing quality consumables and supplemental equipment.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(t) Advertising expenses
     Advertising expenses are charged to the consolidated statement of income in the period incurred and are included in selling expenses. The Group incurred advertising expenses of US$138, US$516 and US$1,196 for the years ended December 31, 2006, 2007 and 2008, respectively.
(u) Government subsidy
     Government subsidies are recognized when received and when all the conditions for their receipt have been met. Subsidies that compensate the Group for expenses incurred are recognized as a reduction of expenses in the consolidated statement of income. Subsidies that are not associated with expenses incurred or to be incurred are recognized as income. Subsidies for the acquisition of equipment are recorded as a liability until earned and then offset against the related capital assets.
     A subsidy of US$240 was received from local government during 2006 to compensate JXLDK’s research and development expenses and was recorded as a reduction of research and development expense.
     Xinyu Industry Development District and JXLDK reached an agreement that for electricity costs JXLDK pays at market rate, the district will provide JXLDK with an unconditional subsidy. JXLDK received subsidies of electricity costs of US$808, US$3,084 and US$4,698 for the years ended December 31, 2006, 2007 and 2008 respectively, which were recorded as a reduction to cost of goods sold.
     JXLDK, LDKSP and LDKPV received subsidies of US$1,268, US$3,461 and US$3,361 in total for the years ended December 31, 2006, 2007 and 2008 respectively from the local government authority as an incentive for development of the wafer industry and environmental protection in Xinyu, which were recorded as other income as there were no specific expenses required to be incurred by the Group to obtain the subsidies. In addition, JXLDK received subsidies of US$16,304 from the city government of Xinyu, Jiangxi province during the year ended December 31, 2008. The subsidies are calculated based on the portion of tax revenue the city government is allocated by the state government in connection with JXLDK’s tax payments to the national tax bureau. Such subsidy was considered as an unconditional appropriation of funds from the local government and recorded as other income.
     JXLDK also received a tax refund of US$516 and US$2,896 from Xinyu Tax Bureau for purchases of domestic equipment during the years ended December 31, 2007 and 2008, respectively, which was recorded as a reduction to acquisition cost of the equipment.
(v) Income taxes
     Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred income tax assets if it is considered more likely than not that some portion, or all, of the deferred income tax assets will not be realized.
     Effective January 1, 2007, the Group adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”). Management determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, management presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. The Group records interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of income.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(w) Share-based compensation
     The Group has adopted SFAS No. 123R, “Share-based Payment”, which requires that share-based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to additional paid-in capital. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.
     The Group accounts for equity instrument issued to non-employee vendors in accordance with the provisions of Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is completed.
(x) Embedded beneficial conversion of convertible instruments
     In accordance with the provisions of EITF Issue No. 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios ” and EITF Issue No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”, the Group recognizes and measures the embedded beneficial conversion feature of convertible instruments by allocating a portion of the proceeds from the convertible instruments equal to the intrinsic value of that feature to additional paid-in capital. The intrinsic value of the embedded beneficial conversion feature is calculated at the commitment date as the difference between the effective conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible. Any recorded discount resulting from the allocation of proceeds to the beneficial conversion feature is recognized as interest expense for convertible instruments in the form of debt or as a deemed dividend for redeemable convertible preferred shares over the period from its date of issuance to its stated mandatory redemption date or to its earliest conversion date if the convertible instruments do not have a stated redemption date. Unamortized discount remaining at the date when the convertible instruments are converted into their respective underlying securities are immediately recognized as interest expense or as a deemed dividend, as appropriate. Changes to the conversion terms that would be triggered by future events not controlled by the Group are accounted for as contingent conversion options, and the intrinsic value of such contingent conversion options will not be recognized until and unless the triggering event occurs.
(y) Employee benefit plans
     As stipulated by the regulations of the PRC, the Group’s PRC subsidiaries, JXLDK, LDKPV, LDKSP and LDKNC participate in various defined contribution plans organized by municipal and provincial governments for its employees. These companies are required to make contributions to these plans at a rate of 29% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees. Under these plans, certain pension, medical and other welfare benefits are provided to the employees. The Group has no other material obligations for the payment of employee benefits associated with these plans beyond the annual contributions described above. Employee benefits associated with these plans are expensed when incurred. The total amounts for such employee benefits were US$220, US$614 and US$2,355 for the years ended December 31, 2006, 2007 and 2008 respectively.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(z) Earnings per share
     Basic earnings per ordinary share is computed by dividing net income allocated to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings. The Company’s Series A, Series B and Series C redeemable convertible preferred shares (note 18) are participating securities since the holders of these securities may participate in dividends with ordinary shareholder(s) based on a pre-determined formula.
     Diluted earnings per share is calculated by dividing net income available to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the year. Ordinary share equivalents consist of the ordinary shares issuable upon the conversion of the convertible preferred shares and convertible senior notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Potential dilutive securities are not included in the calculation of dilutive earnings per share if the effect is anti-dilutive.
(aa) Segment reporting
     The Group uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining the Group’s reportable segments. Management has determined that PRC wafer production operations is the Group’s only operating segment, as that term is defined by Statement of Financial Accounting Standard No. 131, Disclosure about Segments of an Enterprise and Related Information.
(ab) Start-up costs
     All costs in connection with start-up activities, including preproduction costs associated with new manufacturing facilities are expensed as incurred. Preproduction costs including the design, formulation and testing of new products or process alternatives are included in research and development expenses. Preproduction costs including facility and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expenses. As of December 31, 2008, LDKPV, LDKSP and LDKNC were in engaged in start up activities.
(ac) Recently adopted accounting pronouncements
     FASB Staff Position 140-3
     On January 1, 2009, the Group adopted FASB Staff Position FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions”. The objective of the FSP is to provide guidance on accounting for a transfer of a financial asset and repurchase financing. The FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under Statement 140. The initial adoption of the provisions of FSP FAS 140-3 did not have impact on the Group’s financial position and results of operations.
     Emerging Issues Task Force Issue No. 07-5 (EITF Issue No. 07-5)
     On January 1, 2009, the Group adopted the FASB’s Emerging Issues Task Force (EITF) Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”. This EITF Issue provides guidance on the determination of whether such instruments are classified in equity or as a derivative instrument. The initial adoption of EITF 07-5 did not have any impact on the Group’s financial position and results of operations.
     SFAS No. 160
     On January 1, 2009, the Group adopted SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,”(SFAS 160 ). SFAS 160 amends Accounting Research Bulletin No.51, “Consolidated Financial Statements,” to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard defines a noncontrolling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. SFAS 160 requires, among other items, that a noncontrolling interest be included in the consolidated statement of financial position within equity separate from the parent’s equity; consolidated net income to be reported at amounts inclusive of both the parent’s and noncontrolling interest’s shares and, separately, the amounts of consolidated net income attributable to the parent and noncontrolling interest all on the consolidated statement of operations; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. As all of the Company’s subsidiaries are wholly-owned, the initial adoption of SFAS 160 did not have any impact on the Group’s financial position and results of operation.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      FASB Staff Position APB 14-1
     In May 2008, the FASB issued FASB Staff Position (FSP) No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (the FSP APB 14-1). This FSP required the Company to separately account for the liability and equity components of the Company’s 4.75% convertible senior notes issued in April 2008 in a manner that results in recording interest expense using the Company’s nonconvertible debt borrowing rate for such debt. The associated discount is amortized using the effective interest rate method over 3 years from the date of the debt issuance. The Company adopted the FSP APB 14-1 on January 1, 2009, and applied its provisions retrospectively to all periods presented as required by FSP APB 14-1. As a result, management has adjusted the Company’s previously issued 2008consolidated financial statements. The adoption of FSP APB 14-1 has no impact on the Group’s financial statements for years prior to 2008. The following table summarizes the impact of the retrospective application of the FSP APB 14-1on the Group’s financial statements for the year ended December 31, 2008:
Consolidated Balance Sheet:

	At December 31, 2008
	As previously
	reported	Adjustments	As adjusted
Debt issuance costs, net	8,764	(356)	8,408
Total assets	3,373,728	(356)	3,373,372
Convertible senior notes	400,000	(14,315)	385,685
Total liabilities	2,597,820	(14,315)	2,583,505
Additional paid-in capital	446,327	17,774	464,101
Retained earnings	205,280	(3,815)	201,465
Total equity	775,908	13,959	789,867
Total liabilities and equity	3,373,728	(356)	3,373,372
Consolidated Statement of Income:

	Year ended December 31, 2008
	As previously
	reported	Adjustments	As adjusted
Interest expense and amortization of discount on exchangeable notes and convertible senior notes issuance costs and debt discount	(34,347)	(3,815)	(38,162)
Earnings before income tax	75,362	(3,815)	71,547
Net income	70,223	(3,815)	66,408
Net income available to ordinary shareholders	70,223	(3,815)	66,408
Basic earnings per ordinary share	0.67	(0.04)	0.63
Diluted earnings per ordinary share	0.64	(0.03)	0.61
Consolidated Statement of Equity and Comprehensive Income:

	Year ended December 31, 2008
	As previously
	reported	Adjustments	As adjusted
Net income	70,223	(3,815)	66,408
Total comprehensive income	122,056	(3,815)	118,241
Additional paid-in capital	446,327	17,774	464,101
Total equity	775,908	13,959	789,867
Retained earnings	205,280	(3,815)	201,465

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Consolidated Statement of Cash Flows:

	Year ended December 31, 2008
	As previously
	reported	Adjustments	As adjusted
Cash flow from operating activities:
Net income	70,223	(3,815)	66,408
Amortization of convertible senior notes issuance costs and debt discount	2,493	3,815	6,308
Management has also revised Notes 2, 13, 14, 16, 22, 25 and 26 from the previously reported consolidated financial statements for the year ended December 31, 2008 to reflect the impact of adopting FSP APB 14-1.
(3) INVENTORIES

	December 31,	December 31,
	2007	2008
Inventories consist of the following:
Raw materials	312,678	343,439
Work in progress	24,463	148,948
Supplies	13,705	52,760
Finished goods	29,132	71,754

	379,978	616,901

Inventories, net:
— Current	349,997	616,901
— Non-current	29,981	—
     The Group had raw materials of US$5,029 and US$7,150 consigned to third parties at December 31, 2007 and 2008 respectively.
     Raw materials consist of a variety of polysilicon materials, including solar-grade virgin polysilicon, recyclable polysilicon materials and silicon powder.
     Write-downs of raw materials, work in progress and finished goods inventories were US$ nil, US$4,170 and US$311,999 during the years ended December 31, 2006, 2007 and 2008 respectively, which are included in cost of goods sold.
(4) PREPAYMENTS TO SUPPLIERS, NET
     In order to secure a stable supply of silicon materials, the Group makes prepayments to certain suppliers. Prepayments of which the Group expects to take delivery of the inventory after the next twelve months are classified as non-current assets in the Group’s consolidated balance sheet as at year end dates. Prepayments to suppliers are reclassified to inventories when the Group applies the prepayment to related purchases of silicon materials. Such reclassifications totaling US$570,878 and US$1,531,693 were not reflected in the Group’s consolidated cash flows from operations for the years ended December 31, 2007 and 2008, respectively. The Group monitors suppliers to ensure the timely delivery of goods in accordance with agreed schedule. Management assesses the recoverability of prepayments by analyzing specific supplier accounts that have known or potential settlement or recoverability issues. A provision for doubtful recoveries of US$20,582 for prepayments to suppliers included under current assets was recognized for the year ended December 31, 2008, which is included in general and administrative expenses. No such provisions were recognized prior to 2008. No write-downs charged against the allowance or recoveries of amounts previous charged off during the year ended December 31, 2008.
(5) OTHER CURRENT ASSETS

	December 31,	December 31,
	2007	2008
Receivable from the Group’s executives and employees	21,742	42,021
VAT recoverable	5,738	20,266
Others	2,345	5,836

	29,825	68,123

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     During the years ended December 31, 2007 and 2008, certain of the Group’s executives and employees exercised share options which vested in 2007 and 2008. Pursuant to the PRC tax regulations, the income derived from the exercise of the share options is subject to individual income tax, which should be withheld by the Group from these executives and employees for payment to the PRC tax authorities. As of December 31, 2007 and 2008, the Group had an outstanding receivable from these executives and employees and payable to the PRC tax authorities of US$21,742 and US$42,021 respectively in relation to the individual income tax liabilities arising from the exercise of share options by these executives and employees, which are included in other current assets and other payables, respectively.
(6) PROPERTY, PLANT AND EQUIPMENT, NET
     Property, plant and equipment, net consist of the following:

	December 31,	December 31,
	2007	2008
Buildings	20,384	83,864
Plant and machinery	221,014	623,585
Furniture, fixtures and office equipment	4,519	9,614
Motor vehicles	2,383	4,888

	248,300	721,951
Less: Accumulated depreciation	(16,075)	(53,072)
Construction in progress	104,538	1,028,324

	336,763	1,697,203

     Depreciation expense was US$2,673, US$13,399 and US$34,697 for the years ended December 31, 2006, 2007 and 2008, respectively.
     Construction in progress as of December 31, 2008 includes US$160,771 (2007: US$60,333) of furnaces, wire saws and other equipment that has been received but is pending installation. The installation of these machines and equipments is normally completed within one to three months after they are received by the Group.
(7) INTANGIBLE ASSET, NET

	December 31,	December 31,
	2007	2008
Technical know-how
Cost	1,328	1,420
Less: Accumulated amortization	(232)	(383)

	1,096	1,037

     Technical know-how was acquired by JXLDK from equipment manufacturers for operation of the equipment.
     Amortization expense of the above technical know-how was US$93, US$139 and US$130 for the years ended December 31, 2006, 2007 and 2008 respectively. For each of the next five years, annual amortization expense of the technical know-how is expected to be US$130.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(8) LAND USE RIGHTS
     Land use rights represent fees paid to the government and a company controlled by Mr. Peng (see note 24) to obtain the rights to use certain land over periods ranging from 49.5 to 50 years in the PRC.
(9) INVESTMENT IN AN ASSOCIATE
     On January 2, 2008, JXLDK acquired a 33.5% equity interest in Jiangxi Sinoma New Material Co., Ltd. (“Sinoma”), a crucible manufacturer based in the PRC, from an unrelated party for cash consideration of US$2,327. In December 2008, all investors of Sinoma agreed to a proportional increase in the paid-in capital of Sinoma and accordingly JXLDK contributed its share of additional capital of US$2,575 retain its 33.5% ownership interest.
(10) BANK BORROWINGS
(a) Current

	December 31,	December 31,
	2007	2008

Bank borrowings — secured	224,879	320,767
Bank borrowings — unsecured	24,645	319,060
Current installments of long-term bank borrowings (note (b))	14,577	26,373

	264,101	666,200

     Short-term bank borrowings outstanding as of December 31, 2008 carry a weighted average interest rate of 6.376% (2007: 6.524%) and have maturity terms ranging from one to twelve months and interest rates ranging from 2.298% to 7.504% (2007: 5.564% to 11.420% per annum). Certain of these outstanding borrowings totalling US$82,667 at December 31, 2008 borrowed by JXLDK contain interest rate adjustment provisions. If JXLDK’s debt to asset ratio exceeds 65% calculated based on its financial statements prepared under PRC GAAP, the relevant bank would increase the interest rate currently charged on those bank borrowings by 5%. On the other hand, if JXLDK’s debt to asset ratio is maintained at less than 40%, the interest rate currently charged on those bank borrowings will be reduced by 5%. JXLDK’s debt to asset ratio was maintained at the ratio between 40% to 65% during the year ended December 31, 2008.
     Included in short term bank borrowings at December 31, 2008 is US$70,231 payable to Agricultural Bank of China. These borrowings together with long term borrowings obtained from the same banker (note (b) below) are secured by JXLDK’s raw materials with carrying amount of US$106,052 as of December 31, 2008. The rest of the Group’s short term borrowings of US$250,536 are secured by certain of JXLDK’s buildings, land use rights, plant and machinery, pledged bank deposits and raw materials with the carrying amounts of US$9,001, US$18,872, US$133,404, US$26,299 and US$166,739, as of December 31, 2008 respectively.
     As of December 31, 2008, the Group has total revolving credit of US$507,280 (2007: US$270,278) and unused credit of US$106,584 (2007: US$137,936).

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(b) Non-current

	December 31,	December 31,
	2007	2008

Secured loan from China Construction Bank	10,952	6,145
Secured loan from China Development Bank	20,000	75,000
Secured loan from Bank of China	8,750	4,375
Secured loan from Agricultural Bank of China	—	29,264
Unsecured loan from China Construction Bank	—	36,579
Unsecured loan from Bank of China	—	29,262

	39,702	180,625
Less: current installments	(14,577)	(26,373)

	25,125	154,252

     In March 2006, the Group borrowed RMB 80,000 from China Construction Bank of which RMB 38,000 was repaid in March 2008 and RMB 42,000 (US$6,145) is repayable in March 2009. The loan carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by People’s Bank of China (“PBOC”). The effective interest rate of the loan was 8.316% as of December 31, 2008 (2007: 7.227%). Interest is payable monthly. The loan is guaranteed by SZ Liouxin and secured by the JXLDK’s plant and machinery with carrying amounts of US$22,488 as of December 31, 2008.
     In December 2006, the Group borrowed US$25,000 from China Development Bank, of which US$5,000 was repaid in December 2007 and 2008 and US$15,000 is repayable in 3 equal annual installments of US$5,000 through December of 2011. The loan carries a variable interest rate that is repriced daily with reference to the prevailing six-month US Libor rate. The effective interest rate of the loan was 3.391% as of December 31, 2008 (2007: 6.894%). Interest is payable monthly. The loan is secured by JXLDK’s plant and machinery and land use rights with carrying amounts of US$49,098 and US$3,761 as of December 31, 2008, respectively, and is guaranteed by two of the Company’s shareholders, Mr. Peng and Ms. Zhou Shan.
     In February 2007, the Group borrowed US$8,750 from Bank of China, of which US$4,375 was repaid in February 2008 and US$4,375 is payable in February 2009. The loan carries a variable interest rate that is repriced quarterly with reference to the prevailing two-year US$ loan rate pronounced by Bank of China. The effective interest rate of the loan was 8.921% as of December 31, 2008 (2007: 8.731%). Interest is payable quarterly. The loan is secured by JXLDK’s plant and machinery and raw materials with carrying amount of US$5,111 and US$24,800 as of December 31, 2008, respectively and is guaranteed by SZ Liouxin, JXLXI and Mr. Peng.
     In April 2008, the Group borrowed US$60,000 from China Development Bank, which is repayable in 5 installments of US$5,000 in 2009, US$10,000 in 2010, US$10,000 in 2011, US$15,000 in 2012 and US$20,000 in 2013. The loan carries a variable interest rate that is repriced daily with reference to the prevailing six-month US Libor rate. The effective interest rate of the loan was 4.891% as of December 31, 2008. Interest is payable semi-annually. The loan is secured by JXLDK’s plant and machinery with an aggregate carrying amount of US$107,687 as of December 31, 2008, and is guaranteed by two of the Company’s shareholders, Mr. Peng and Ms. Zhou Shan.
     In March and April 2008, the Group borrowed RMB 160,000 (US$23,411) and RMB 40,000 (US$5,853) respectively from Agricultural Bank of China. The loans are repayable in 2011. The loans carry a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 7.560% as of December 31, 2008. Interest is payable quarterly. These long term loans and the short term loan of US$70,231 from the same banker (see note (a) above) are secured by JXLDK’s raw materials with an aggregate carrying amount of US$106,052 as of December 31, 2008.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     In July 2008, the Group borrowed RMB 250,000 (US$36,579) from China Construction Bank, which is repayable in 4 installments of RMB 40,000 (US$5,853) in 2009, RMB 70,000 (US$10,242) in 2010, RMB 100,000 (US$14,631) in 2011, RMB 40,000 (US$5,853) in 2012. The loan is unsecured and carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by People’s Bank of China (“PBOC”). The effective interest rate of the loan was 7.740% as of December 31, 2008. Interest is payable monthly.
     In August 2008, JXLDK borrowed RMB 200,000 (US$29,262) from Bank of China, which is repayable in February 2010. The loan is unsecured and carries a fixed interest rate at 7.560%, which is subject to an interest rate adjustment provision. Interest is payable quarterly. Pursuant to the interest rate adjustment provision, if JXLDK’s debt to asset ratio exceeds 65% calculated based on its financial statements prepared under PRC GAAP, the relevant bank would increase the interest rate currently charged on those bank borrowings by 5%. On the other hand, if JXLDK’s debt to asset ratio is maintained at less than 40%, the interest rate currently charged on those bank borrowings will be reduced by 5%. JXLDK’s debt to asset ratio was maintained at the ratio between 40% to 65% during the year ended December 31, 2008.
     Future principal repayments on the long-term bank borrowing are as follows:

2009	26,373
2010	54,504
2011	58,895
2012	20,853
2013	20,000

180,625

(11) ACCRUED EXPENSES AND OTHER PAYABLES
     Components of accrued expenses and other payables are as follows:

	December 31,	December 31,
	2007	2008

Purchase of equipment	60,954	354,247
Purchase of land use rights	832	11,865
Withholding individual income tax payable	21,742	42,021
Accrued payroll and welfare	3,305	6,200
Income tax payables	—	4,299
Other accruals and payable	8,468	11,336

	95,301	429,968

     As of December 31, 2007 and 2008, the Group had outstanding withholding individual income tax payable of US$21,742 and US$42,021 respectively, arising from the Group’s withholding tax obligation in relation to the income derived from the exercise of share options by certain of the Group’s executives and employees pursuant to PRC tax regulations (see note (5)).
     In 2008, the Group obtained notices from the relevant PRC Tax Authority granting deferral of the payment of such withholding tax obligation until the Group’s executives and employees sell their shares, at which time the Group will withhold the tax and remit it on behalf of the employees. Due to the open nature of the payment timing, the Group has classified the payable as a current liability as of December 31, 2007 and 2008.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(12) CAPITAL LEASE OBLIGATIONS
     In December 2008, JXLDK sold certain newly purchased equipment and equipment pending installation (collectively “Leased Assets”) with carrying amounts of US$69,728 to a third-party (the “purchaser-lessor”) for cash consideration of US$63,155 and simultaneously entered into a 3 year contract to lease back the Leased Assets from the purchaser-lessor. Pursuant to the terms of the contract, JXLDK is required to pay to the purchaser-lessor monthly lease payments over 3 years and is entitled to a bargain purchase option at the end of the lease. The leases are classified as capital leases. In connection with this sale-leaseback transaction, the Company recognized a loss of approximately US$6,573, which is being deferred and amortized in the consolidated statements of income in proportion to the amortization of the leased assets.
     At of December 31, 2008, the gross amount of plant and equipment and related accumulated amortization recorded under capital leases were as follows:

Plant and machinery	25,877
Less: accumulated amortization	(50)

25,827
Construction-in-progress — equipment pending installation	37,278

63,105

     Amortization of assets held under capital leases is included with depreciation expense.
     Future minimum lease payments under capital lease obligations as of December 31, 2008 are as follows:

Year ending December 31:
2009	21,314
2010	21,314
2011	21,314

Total minimum lease payments	63,942
Less: Amounts representing interest (at interest rate of 5.40%)	(5,416)

Present value of minimum payments	58,526
Current portion	(18,443)

Non-current portion	40,083

(13) CONVERTIBLE SENIOR NOTES
     On April 15, 2008, the Company sold an aggregate principal amount of US$400,000 4.75% Convertible Senior Notes due 2013 (the “Convertible Senior Notes”) to Morgan Stanley & Co International plc, UBS AG, J.P. Morgan Securities Inc.,
     Needham & Company, LLC, Cowen and Company, LLC and Lazard Capital Markets LLC (the “Initial Purchasers”). The net proceeds from the offering, after deducting the offering expenses, were approximately US$388,743. The Convertible Senior Notes bear interest at a rate of 4.75% per annum, payable semiannually in arrears on April 15 and October 15 of each year beginning on October 15, 2008. The Convertible Senior Notes mature on April 15, 2013. (“maturity date”).
     The Convertible Senior Notes are convertible at any time prior to (and including) the third business day preceding the maturity date into the American Depositary Shares, or ADSs, based on an initial conversion rate of 25.4534 ADSs per US$1 principal amount of Convertible Senior Notes (which represents an initial conversion price of approximately US$39.29 per ADS), subject to adjustments as defined in the Convertible Senior Notes Agreement (the “Agreement”). In no event will the conversion rate for the notes exceed 31.8167 ADSs shares per US$1 principal amount.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Upon conversion of the Convertible Senior Notes, in lieu of deliver of ADSs, the Company may elect to deliver cash or a combination of cash and ADSs.
     If a fundamental change, as defined in the Agreement, occurs, the holders of the Convertible Senior Notes may require the Company to repurchase all or a portion of their Convertible Senior Notes, in integral multiples of US$1, at a repurchase price in cash equal to 100% of the principal amount plus accrued and unpaid interest to, but excluding, the repurchase date.
     The Convertible Senior Notes may not be redeemed prior to April 15, 2011. At any time on or after April 15, 2011, the Company may, at its option, redeem the Convertible Senior Notes, in whole or in part from time to time, in integral multiples of US$1, at a redemption price in cash equal to 100% of the principal amount plus any accrued and unpaid interest to, but excluding, the redemption date, provided that the closing sale price of the Company’s ADSs for at least 20 trading days in the 30 consecutive trading day period ending on the date one trading day prior to the date of the notice of redemption is greater than 130% of the conversion price of the notes on the date of such notice.
     On April 15, 2011, holders of the Convertible Senior Notes may require the Company to repurchase all or a portion their Convertible Senior Notes, in integral multiples of US$1, at a price in cash equal to 100% of the principal amount plus any accrued and unpaid interest to, but excluding, the repurchase date, subject to certain additional conditions, as defined in the Agreements.
     The Convertible Senior Notes are unsecured, and are effectively subordinated to all of the Company’s existing and future secured indebtedness to the extent of the assets securing such indebtedness, and are structurally subordinated to all liabilities of our subsidiaries, including trade payables.
     Management has determined that the conversion feature embedded in the Convertible Senior Notes is not required to be bifurcated and accounted for as a derivative pursuant to SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, since the embedded conversion feature is indexed to the Company’s own stock and would be classified in equity if it was a free-standing instrument. No portion of the proceeds from the issuance was accounted for as attributable to the conversion feature. Other embedded features are not required to be bifurcated as the economic characteristics and risks of these embedded features are clearly and closely related to that of the host contract. Further, since the initial conversion price of the Convertible Senior Notes exceeded the market price of the Company’s ordinary shares on the date of issuance of Convertible Senior Notes, no beneficial conversion features require allocation of proceeds from the Convertible Senior Notes.
     Pursuant to the registration rights agreement dated April 15, 2008, the Company is required to file with the SEC a shelf registration statement that would cover the resale of the Convertible Senior Notes, the underlying ordinary shares and the underlying ADSs, cause the shelf registration statement to become effective and keep it continuously effective under the U.S. Securities Act within a specified period. If the Company fails to do so, the Company is required to pay additional interest while there is a continuing registration default at a rate per annum equal to 0.25% for the 90-day period beginning on (and including) the date of the registration default events, and thereafter at a rate per annum equal to 0.50%, of the aggregate principal amount of the applicable Convertible Senior Notes, payable semiannually on April 15 and October 15 of each year, until the cessation of the registration default events. This additional interest would be required to be paid in cash. The maximum amount of additional interest expense the Company would incur would be approximately US$9 million through the maturity of the Convertible Senior Notes. The Company filed the required shelf registration statement and caused it to become effective under the U.S. Securities Act on June 30, 2008. Management currently believes that it is not probable the Company will be required to incur any additional interest for failing to keep the shelf registration statement continuously effective within the period as specified in the registration rights agreement.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     The convertible senior notes agreement does not contain any financial covenants or other significant restrictions.
     Under FSP APB 14-1, the Company separated the 4.75% convertible senior notes into a liability component and an equity component. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability (including any embedded features other than the conversion option) that does not have an associated equity component. The carrying amount of the equity component representing the embedded conversion option was determined by deducting the fair value of the liability component from the initial proceeds ascribed to the 4.75% convertible senior notes as a whole. The excess of the principal amount of the liability component over its carrying amount is amortized to interest expense over the expected life of a similar liability that does not have an associated equity component using the effective interest method. The equity component is not remeasured as long as it continues to meet the conditions for equity classification in EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s own stock” (“EITF 00-19”).
     Issuance and transaction costs incurred at the time of the issuance of the 4.75% convertible senior notes with third parties are allocated to the liability and equity components in proportion to the allocation of proceeds and accounted for as debt issuance costs and equity issuance costs, respectively. The 4.75% convertible senior notes consisted of the following as of December 31, 2008:

Equity component (1)	17,774

Liability component:
Principal	400,000
Less: debt discount, net (2)	(14,315)

Net carrying amount	385,685

(1)	Included in the consolidated balance sheets within additional paid-in capital.

(2)	Included in the consolidated balance sheets within convertible senior notes and is amortized over the remaining life of the 4.75% convertible senior notes.
     As of December 31, 2008, the remaining life of the 4.75% convertible senior notes was 2.29 years.
     The following table set forth total interest expense recognized related to the 4.75% convertible senior notes during the year ended December 31, 2008:

Contractual interest expense	13,458
Amortization of debt issuance costs	2,493
Amortization of debt discount	3,815

Total interest expense	19,766

Effective interest rate of the liability component	7.64%

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(14) INTEREST COSTS
     The following is a summary of the Group’s interest costs incurred during years ended December 31, 2006, 2007 and 2008:

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2006	2007	2008
			(As adjusted)
Interest costs on bank borrowings, and convertible senior notes and amortization of convertible senior notes issuance costs capitalized	122	173	14,305
Interest costs charged to income
— Interest on bank borrowings	2,680	9,926	23,736
— Interest on convertible senior notes and amortization of convertible senior notes issuance costs and debt discount	—	—	14,019
— Change of fair value of interest rate swap contract	—	(507)	407
— Interest on exchangeable notes	13	—	—
— Discount amortization on exchangeable notes	4,440	—	—

Sub-total	7,133	9,419	38,162
Total interest costs	7,255	9,592	52,467

(15) PREPAID FORWARD CONTRACTS
     In connection with and to facilitate the offering of the Convertible Senior Notes, the Company entered into Prepaid Forward Contracts (the “Prepaid Forward Contracts”) on April 9, 2008 with J.P. Morgan Chase Bank, Morgan Stanley & Co International plc and UBS AG, which are the affiliates of the representatives of the Initial Purchasers (the “Dealers”). The Prepaid Forward Contracts relate to a number of the Company’s ADSs equal to US$199,437, divided by the closing price of the Company’s ADSs on the New York Stock Exchange on April 9, 2008. Pursuant to the Prepaid Forward Contracts, the Company prepaid the Dealers US$199,437 on April 15, 2008 for the repurchase of 6,345,450 ADSs of the Company.
     Until the Company satisfied certain conditions, including completing certain corporate actions and satisfying requirements of Cayman Islands law in relation to the repurchase of the Company’s shares, the prepaid forward contracts would be settled in cash on the final settlement date (or earlier in certain circumstances) with the Dealers delivering the Company an amount of cash equal to the product of (a) the ADS number of 6,345,450 and (b) the weighted average price of our ADSs over a number of days specified in the Prepaid Forward Contracts. Once those conditions are satisfied, the Prepaid Forward Contracts will, from the date when such conditions are satisfied, be settled in shares with the Dealers delivering the ADSs at their discretion, in full or in part, at any time prior to May 30, 2013. The Company’s management determined that the Company satisfied all those conditions on June 17, 2008.
     The Prepaid Forward Contracts were initially recognized as assets and measured at fair value as the contracts could only be settled in cash at the inception date. When the conditions for physically settlement in shares were met on June 17, 2008, the fair value of Prepaid Forward Contracts of US$259,465 as at that date were reclassified as a reduction of additional paid-in capital in equity. The change in fair value of the Prepaid Forward Contracts of US$60,028 from the issuance date to June 17, 2008 was reported in the consolidated statements of income for the year ended December 31, 2008.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Since the Prepaid Forward Contracts require physical settlement of a fixed number of ADSs at a fixed price per ADS at the time conditions for physical settlement are met, the shares to be repurchased pursuant to the Prepaid Forward Contracts are treated as retired from June 17, 2008 through December 31, 2008 for purposes of the Company’s basic and diluted earning per shares calculations during the year ended December 31, 2008.
(16) INCOME TAXES
     The Company and its subsidiaries file separate income tax returns.
Cayman Islands
     Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no Cayman Islands withholding tax is imposed.
People’s Republic of China
     Pursuant to the income tax law of the PRC concerning foreign investment and foreign enterprises (the “FEIT Law”), the applicable income tax rate through December 31, 2007 of JXLDK was 33%. Also, JXLDK is entitled to exemption from income tax for at least 2 years starting from the 2006 calendar year and is entitled to a 50% tax reduction for the succeeding 3 years beginning from 2008. On March 16, 2007, the National People’s Congress of the PRC passed the Corporate Income Tax Law (the “CIT Law”) which became effective January 1, 2008 when the FEIT Law was ended. The CIT Law adopts a uniform tax rate of 25% for all enterprises, including foreign-invested enterprises. Pursuant to the detailed implementation rules of the CIT Law announced on December 26, 2007, JXLDK can continue to enjoy the 50% tax reduction for the years from 2008 to 2010. Accordingly, JXLDK is subject to a reduced CIT rate of 12.5% in the years from 2008 to 2010 and 25% thereafter.
     Under FEIT Law, the applicable income tax rate of LDKPV and LDKSP in 2007 was 33%. Effective January 1, 2008, LDKPV and LDKSP are subject to income tax rate of 25% pursuant to the CIT Law.
     LDKNC was established in 2008 when the CIT Law had become effective. Accordingly, LDKNC is subject to uniform income tax rate of 25% in 2008.
HK SAR
     No provision has been made for Hong Kong Profits Tax in any period, as LDK International did not have assessable profits subject to Hong Kong Profits Tax for each of the three years ended December 31, 2008.
United States
     LDK USA is subject to a gradual US federal corporate income tax of 15% to 39% and also subject to the state of California income tax rate of 8.84%. The state income tax paid is deductible for US federal income tax.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     The income tax (benefit) expense attributable to earnings from operations, which is substantially derived from PRC sources, consists of:

	Current	Deferred	Total

Year ended December 31, 2008
PRC	46,261	(40,250)	6,011
U.S. federal	29	—	29
U.S. state and local	12	—	12
Other jurisdiction	—	(913)	(913)

	46,302	(41,163)	5,139

Year ended December 31, 2007
PRC	—	(758)	(758)
U.S. federal	—	—	—
U.S. state and local	—	—	—
Other jurisdiction	—	—

	—	(758)	(758)

Year ended December 31, 2006
PRC	—	(113)	(113)
U.S. federal	—	—	—
U.S. state and local	—	—	—
Other jurisdiction	—	—	—

	—	(113)	(113)

     Earnings (losses) before income taxes of the Group consist of the following:

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2006	2007	2008
			(As adjusted)

PRC operations	34,510	149,227	25,394
Non-PRC operations	(4,441)	(5,926)	46,153

Total	30,069	143,301	71,547

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     The actual income tax (benefit) expense differed from the amounts computed by applying the statutory PRC enterprise income tax rate of 25% (2007 and 2006: 33%) to earnings before income taxes as a result of the following:

	Year Ended		Year Ended		Year Ended
	December 31,		December 31,		December 31,
	2006		2007		2008
					(As adjusted)
Earnings before income taxes	30,069	100%	143,301	100%	71,547	100%

Computed income tax expense	9,922	33%	47,289	33%	17,887	25%
Effect of tax rate differential	1,465	5%	824	1%	(10,398)	(15)%
Change in tax rate	—	0%	214	1%	—	0%
Non-deductible expenses
Share-based compensation	669	2%	3,099	2%	4,154	6%
Pre-operating expenses	217	1%	—	0%	—	0%
Others	1	0%	—	0%	56	0%
Change in valuation allowance	—	0%	1,132	1%	(521)	(1)%
Tax holiday	(12,387)	(41)%	(53,316)	(37)%	(5,897)	(8)%
Others	—	0%	—	0%	(142)	(0)%

Actual income tax (benefit) expense	(113)	(0)%	(758)	(1)%	5,139	7%

     Without the tax holiday the Group’s income tax expense would have increased by US$12,387, US$53,316 and US$5,897 for the years ended December 31, 2006, 2007 and 2008, respectively, and the basic and diluted earnings per ordinary share for such periods would be decreased as follows:

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2006	2007	2008

Decrease in earnings per ordinary share:
— Basic	0.17	0.58	0.06

— Diluted	0.17	0.51	0.05

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are presented below.

	December 31,	December 31,
	2007	2008

Deferred income tax assets :
Pre-operating expenses	387	375
Inventories	546	39,520
Prepayments to suppliers, principally due to allowance for doubtful accounts	—	2,573
Accruals	—	342
Tax loss carryforwards	1,132	2,255

Total gross deferred income tax assets	2,065	45,065
Less: valuation allowance	(1,132)	—

Deferred income tax assets, net of valuation allowance	933	45,065

Deferred income tax liability-Plant and equipment, principally due to capitalized interest	—	(1,468)

Total gross deferred income tax liability	—	(1,468)

Net deferred income tax asset	933	43,597

Classification on consolidated balance sheets:
Deferred income tax assets:
— Current	546	44,690
— Non-current	387	375
Deferred income tax liability:
— Non-current	—	(1,468)
     The valuation allowance as of December 31, 2007 was related to the deferred tax assets for tax loss carryforwards attributable to LDK USA and LDK International. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. As of December 31, 2008, no valuation allowance against the deferred income tax asset of US$2,255 recognized primarily for the Group’s net operating loss carryforwards attributable to LDKPV, LDKSP and LDK International. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liability, projected future taxable income and tax planning strategies in making this assessment. In order to fully utilize the deferred income tax asset, LDKPV and LDKSP will need to generate future taxable income of approximately US$3,543 and US$2,634 respectively prior to the expiration of the net operating loss carryforwards in 2013. Also LDK International will need to generate future taxable income of approximately US$5,216 in the future and JXLDK will need to generate future taxable income of US$340,169.
     Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible or can be utilized, and taking into account the availability of the tax planning strategies, management believes it is more likely than not that the Group will realize the benefits of these deductible differences as of December 31, 2008. The amount of the deferred income tax assets considered realizable; however, could be reduced in the near term if estimates of future taxable income are reduced.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     As of December 31, 2008, the Group has net operating loss carryforwards of approximately US$5,216 and US$5,369 for LDK International and certain PRC subsidiaries, respectively, for tax purposes. Tax losses of LDK International can be carried forward indefinitely. Tax losses of the PRC subsidiaries as of December 31, 2008 will expire in 2013.
     The CIT Law also imposed a 10% withholding income tax for dividends distributed by the PRC subsidiaries to the Company for distribution of earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. Under the previous FEIT Law, no withholding tax was required. As of December 31, 2008, the Company has not recognized a deferred income tax liability of US$2.5 million for the undistributed earnings of approximately US$25 million of the PRC subsidiaries that arose in 2008 as management considers these earnings to be reinvested indefinitely in the PRC.
     As of January 1, 2007 and 2008 and for the twelve months ended December 31, 2007 and 2008, the Group has no unrecognized tax benefits relating to uncertain tax positions. Also, management does not expect that the amount of unrecognized tax benefits will increase significantly within the next 12 months. No interest or penalties have been accrued at the date of initial adoption of FIN 48 and as of December 31, 2007 and 2008.
     The Group’s subsidiaries file their income tax returns in the PRC, Hong Kong and United States. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations extends to five years under special circumstances, where the underpayment of taxes is more than RMB 100 thousand (US$15). In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. Accordingly, the income tax returns of the Group’s operating subsidiaries in the PRC for the years ended December 31, 2005 through 2008 are open to examination by the PRC state and local tax authorities. The income tax returns of LDK International are open to audit for the years ended December 31, 2006 through 2008 under the statute of limitations established by the Hong Kong Inland Revenue ordinance.
     The PRC tax system is subject to substantial uncertainties. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Group’s PRC entities to substantial PRC taxes in the future.
(17) COMMITMENTS AND CONTINGENCIES
(a) Capital commitments
     Capital commitments outstanding at December 31, 2007 and 2008 not provided for in the financial statements were as follows:

	December 31,	December 31,
	2007	2008

Purchase of property, plant and equipment	566,495	1,072,108

(b) Purchase commitments
     The Group has entered into several purchase agreements with certain suppliers whereby the Group is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products:

	December 31,	December 31,
	2007	2008

Future minimum purchases	170,721	165,155

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(c) Litigation
     On October 4, 2007, the Company announced that its former financial controller, Charley Situ, who was terminated for cause on September 25, 2007, had communicated to LDK’s management and others subsequent to his termination alleged inconsistencies in LDK’s inventory reporting as of August 31, 2007 (“Situ allegations”). On October 9, 2007 and through January 22, 2008, the Group has been named as defendant, along with certain of its senior executives, in a number of class action complaints and a derivative complaint in the United States pertaining to the Situ allegations (“Complaints”). These Complaints further allege that management of the Group had knowingly and intentionally deceived the plaintiffs through misleading financial reporting by overstating its inventories of polysilicon.
     In response to the Situ allegations, the Company’s Audit Committee called for an independent investigation into the matter and engaged outside professionals, including legal counsel, forensic accountants from a big four accounting firm and two technical polysilicon experts to carry out this investigation. Upon completion of this independent investigation, the Company’s Audit Committee was informed that no material errors were found with the Group’s stated silicon inventory quantity as of August 31, 2007, and that the Group was using each of its various types of silicon feedstock in the production of its multicrystalline solar wafers, and that a provision for obsolete, unusable or excess silicon feedstock was not required. Subsequently, the United States Securities and Exchange Commission (“SEC”) also initiated an investigation into the Situ allegations. Upon completion of the Audit Committee’s independent investigation, the results were presented to the SEC. On March 24, 2008 the SEC staff informed the Company that it did not intend to recommend any enforcement action by the Commission.
     The various class action complaints were consolidated into a Consolidated Class Action Complaint filed on March 10, 2008 in U.S. Federal Court in Northern California. The Company believes the allegations in the securities and derivative lawsuits are without merit and filed several motions to dismiss the complaints beginning from April 2008. All of these motions to dismiss were denied by September 2008. The Company has begun the discovery phrase of the complaints and continues to vigorously defend these legal complaints. A trial date of November 9, 2009 has been set for these complaints.
     Based on the results of this independent investigation, the decision by the SEC and consultation with its legal counsel, management believes it is not probable that an unfavorable outcome will occur upon the ultimate resolution of the pending litigation for this matter. Further, it is not possible for management to reasonably estimate the amount of loss, if any, the Group would incur in the event of an unfavorable outcome stemming from the resolution of this uncertainty.
(18) REDEEMABLE CONVERTIBLE PREFERRED SHARES
     Pursuant to the Series A redeemable convertible preferred shares purchase agreement dated July 28, 2006 (“Series A Agreement”), the Company issued 3,000,000 Series A-1 redeemable convertible preferred shares (“Series A-1 Shares”) on July 31, 2006 as a result of conversion of the US$8,000 exchangeable notes by the holders. The Company also issued 1,580,000 Series A-2 redeemable convertible preferred shares (“Series A-2 Shares”) to a group of unrelated investors at US$4.43 per share for total cash consideration of US$7,000. In conjunction with the Series A redeemable convertible preferred shares purchase agreement, the holders of Series A-1 and A-2 preferred shares received warrants on July 28, 2006. Also, the Company issued 200,000 share options to the holders of Series A-1 preferred shares. Pursuant to the Series A Agreement, as amended by the third amended and restated memorandum of association dated December 19, 2006, the holders of both Series A-1 Shares and Series A-2 Shares (collectively “Series A Shares”) had the right to redeem the Series A Shares after 36 months of the date of issuance of Series C redeemable convertible preferred shares at the option of the holders of Series A Shares then outstanding if a Qualified IPO had not occurred. A Qualified IPO refers to an initial public offering on a Qualified Exchange that values the Company at no less than US$1,210,000 immediately prior to the initial public offering with a per share offering price of no less than US$11.00 and that results in aggregate proceeds to the Company of at least US$300,000.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Pursuant to the Series B redeemable convertible preferred shares purchase agreement dated September 15, 2006 (“Series B Agreement”), the Company issued 8,000,000 Series B redeemable convertible preferred shares (“Series B Shares”) on September 28, 2006 to a group of unrelated investors at US$6 per share (the “Series B issue price”) for total cash consideration of US$48,000. Pursuant to the Series B Agreement, as amended by the third amended and restated memorandum of association dated December 19, 2006, the holders of Series B Shares had the right to redeem the Series B Shares after 36 months of the date of issuance of Series C redeemable convertible preferred shares at the option of the holders of Series B Shares then outstanding if a Qualified IPO had not occurred.
     Pursuant to the Series C redeemable convertible preferred shares purchase agreement dated December 15, 2006 (“Series C Agreement”), the Company issued 3,000,000 Series C redeemable convertible preferred shares (“Series C Shares”) on December 19, 2006 to a group of unrelated investors at US$7.5 per share (the “Series C issue price”) for total cash consideration of US$22,500. The holders of Series C Shares had the right to redeem the Series C Shares after 36 months of the date of issuance at the option of the holders of Series C Shares then outstanding if a Qualified IPO had not occurred.
     In the event of a redemption under the respective redemption right of Series A, Series B and Series C preferred shares agreement, the Company shall redeem all of the outstanding preferred shares at a redemption price equal to 150% of the respective issue price of the preferred shares, plus any declared, accrued but unpaid dividends and interests thereon, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers. The accretion to the redemption value in total for Series A, Series B and Series C preferred shares amounted to US$2,729 and US$4,937 for the years ended December 31, 2006 and 2007 respectively, which is reflected as a reduction to net income to arrive at net income available to ordinary shareholders in the accompanying consolidated statement of income. Total direct external incremental costs of issuing the securities of US$103, US$78 and US$40 were charged against the proceeds of the Series A, Series B and Series C Shares, respectively.
     All holders of preferred shares had the right to convert all or any portion of their holdings into ordinary shares of the Company at the then applicable conversion ratio (the “Conversion ratio”) at any time after the date of issuance to the closing of a Qualified IPO. In addition, each preferred share was automatically convertible into one or more ordinary shares, subject to the conversion ratio adjustment as set out in the respective preferred shares agreement upon the consummation of a Qualified IPO.
     Management evaluated the conversion feature embedded in these preferred share agreements to determine if there was a beneficial conversion feature. A calculation was performed to determine the intrinsic value of the difference between the most favorable conversion price and the fair market value of the underlying securities (ordinary shares) of the Company issuable upon the conversion of the preferred shares at the respective commitment dates. Based on the calculation, management has determined that there was no embedded beneficial conversion feature attributable to the preferred shares except for the Series A-1 Shares, since the initial conversion price of the preferred shares is equal to the preferred shares issue price, which was higher than the fair value of the Company’s ordinary shares at the respective commitment dates determined by management based on valuation performed by a third party independent appraiser, Sallmanns (Far East) Limited. For the Series A-1 shares, the proceeds received from the issuance of Series A Shares were first allocated to the warrants and share options issued to the holders of Series A-1 Shares. Management determined that the initial conversion price of Series A-1 Shares was lower than the fair value of the Company’s ordinary shares at the commitment date based on the valuation performed by Sallmanns. The computed intrinsic value of the conversion feature of US$1,568 was recorded as a deemed dividend at the date of issuance because the Series A Shares were convertible at issuance date. In addition, under the provisions of EITF Issue No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Instrument”, management determined that the contingent beneficial conversion feature relating to the Conversion ratio adjustment will be recognized only when the contingency is resolved and with respect of the dilution adjustment, upon the issuance of additional ordinary shares.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     In June 2007, all the redeemable convertible preferred shares were converted into 15,580,000 ordinary shares of the Company upon the consummation of the Company’s IPO.
(19) ORDINARY SHARES
     During 2006, the Company issued 75,000,000 ordinary shares at par value of US$0.10 per share (adjusted for the ten-for-one share split effected on July 18, 2006);
     In June 2007, the Company issued 14,007,700 American Depositary Shares (“ADSs”), representing 14,007,700 ordinary shares (see note (1)). The Company’s ADSs are quoted on the New York Stock Exchange;
     In June 2007, all issued and outstanding Series A, B and C redeemable convertible preferred shares were converted into 15,580,000 ordinary shares on a one to one basis upon the completion of the Company’s IPO;
     In August 2007, 1,457,000 of vested stock options granted to executives and employees were exercised, resulting in the issuance of 1,457,000 ordinary shares;
     In September 2008, the Company issued 4,800,000 ADSs, representing 4,800,000 ordinary shares, at a price of US$41.75 per ADS, raising approximately US$190,892, net of related expenses of US$9,508; and
     During 2008, 2,265,696 of vested share options granted to executives, employees and investors were exercised, resulting in the issuance of 2,265,696 ordinary shares.
     In June 2008, the Company issued 750,000 ordinary shares to a third party service company in preparation for any future exercise of share options. These ordinary shares held by the service company was reduced to 390,653 ordinary shares as at December 31, 2008 as a result of 359,347 share options exercised by employees during the year, As these ordinary shares are held by this service company on behalf of the Company and do not contain any voting and dividend rights, they are considered as issued but not outstanding shares and have been excluded in the number of outstanding ordinary shares and the EPS figures as disclosed in the consolidated financial statements as of and for the year ended December 31, 2008.
(20) STATUTORY RESERVE
     Under the Law of the PRC on Enterprises with Wholly Owned Foreign Investment, the Company’s subsidiaries in the PRC are required to allocate at least 10% of their after tax profits, after making good of accumulated losses as reported in their PRC statutory financial statements, to the general reserve fund and have the right to discontinue allocations to the general reserve fund if the balance of such reserve has reached 50% of their registered capital. A transfer of US$3,623, US$15,074 and US$10,979 from retained earnings to statutory reserve was recorded for the years ended December 31, 2006, 2007 and 2008 respectively.
(21) SHARE BASED COMPENSATION
Share options to employees
     On August 1, 2006, the Board of Directors of the Company approved the granting of 6,230,000 share options to the Company’s executives and employees at an exercise price of US$4.45 with a contractual term of five years and vesting period of no less than three years, with no more than one-third of the options to be vested each year. During the year ended December 31, 2007, 1,457,000 share options granted to the Company’s executives and employees were exercised into ordinary shares.
     On February 6, 2007, the Board of Directors of the Company approved the granting of 2,071,900 share options to the Company’s employees at an exercise price of US$9.00 with a contractual term of five years and vesting period of no less than three years, with no more than one-third of the options to be vested each year.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     On April 17, 2007, the Board of Directors of the Company approved the granting of 100,000 share options to the Company’s non-executive director, at an exercise price of US$9.00 with a contractual term of five years and vesting period of no less than three years, with no more than one-third of the options to be vested each year.
     Pursuant to the Board of Directors’ approval on April 17, 2007, 350,900 share options were granted on May 14, 2007 to the Company’s employees at an exercise price of US$25.00 with a contractual term of five years and vesting period of no less than three years, with no more than one-third of the options to be vested each year.
     Pursuant to the Board of Directors’ approval on April 17, 2007, 100,000 share options were granted on May 31, 2007 to an independent director at an exercise price of US$9.00 with a contractual term of five years and vesting period of no less than three years, with no more than one-third of the options to be vested each year.
     On July 6, 2007, the Board of Directors of the Company approved the granting of 633,400 share options to the Company’s employees at an exercise price of US$33.96 with a contractual term of five years and vesting period of no less than three years, with no more than one-third of the options to be vested each year.
     On October 17, 2007, the Board of Directors of the Company approved the granting of 200,000 share options to an independent director at an exercise price of US$9.00 with a contractual term of two years and vesting period from October 17, 2007 to July 17, 2009, with 10,000 share options to be vested each month.
     On December 3, 2007, the Board of Directors of the Company approved the granting of 734,550 share options to the Company’s employees at an exercise price of US$29.55 with a contractual term of five years and vesting period of no less than three years, with no more than one-third of the options to be vested each year.
     On January 5, 2008, the Board of Directors of the Company approved the granting of 60,000 share options to a Company employee at an exercise price of US$43.81 with a contractual term of five years and vesting period of no less than three years, with no more than one-third of the options to be vested each year.
     On February 25, 2008, the Board of Directors of the Company approved the granting of 10,000 share options to the Company’s independent director at an exercise price of US$31.05 with a contractual term of five years and vesting period of no less than three years, with no more than one-third of the options to be vested each year.
     On April 22, 2008, the Board of Directors of the Company approved the granting of 33,000 share options to the Company’s employees at an exercise price of US$33.57 with a contractual term of five years and vesting period of no less than three years, with no more than one-third of the options to be vested each year.
     On July 29, 2008, the Board of Directors of the Company approved the granting of 10,000 share options to a Company employee at an exercise price of US$32.70 with a contractual term of five years and vesting period of no less than three years, with no more than one-third of the options to be vested each year.
     On October 31, 2008, the Board of Directors of the Company approved the cancellation of 60,000 share options granted on January 5, 2008 and the concurrent granting of 60,000 share options to a Company employee at an exercise price of US$18.06 with a contractual term of five years and vesting period of no less than three years, with no more than one-third of the options to be vested each year.
     On November 13, 2008, the Board of Directors of the Company approved the granting of 291,300 share options to the Company’s employees at an exercise price of US$13.12 with a contractual term of ten years and vesting period of no less than five years, with no more than one-fifth of the options to be vested each year.
Share options to non-employees
     On August 1, 2006, the Board of Directors of the Company approved the granting of 210,000 share options to the Company’s external consultants in exchange for certain services provided. The exercise price of the share options is US$4.45 and the contractual term is five years. The vesting period is no less than three years, with no more than one-third of the options to be vested each year. During the year ended December 31, 2007, 80,000 share options granted to an external consultant were cancelled.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Share options to investors
     In conjunction with the Series A-1 redeemable convertible preferred shares agreement (note 18), the Company issued 200,000 share options to the holders of the Series A-1 redeemable convertible preferred shares on August 1, 2006 at an exercise price of US$4.45 with a contractual term of five years and vesting period of one year after the grant date.
     The fair value of the option award is estimated on the date of grant using a lattice-based option valuation model that uses the weighted average assumptions noted in the following table. Prior to the IPO in June 2007, because the Company did not maintain an internal market for its shares, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar industry. The Company uses historical data to estimate employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The employees that were granted the share options are expected to exhibit the same behavior. Since the share options once exercised will primarily trade in the U.S. capital market and there was no comparable PRC zero coupon rate, the risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury Note as of the grant date.
     Following the Company’s IPO, because the Company does not have a sufficient historical transaction data to date to calculate the volatility, the expected volatility was still based on the historical volatilities of comparable publicly traded companies engaged in similar industry. Other computational methodologies and assumptions remained unchanged.

	2006	2007	2008
Expected volatility	64%	46.36% - 51.82%	49.81% - 60.06%
Expected dividends	0%	0%	0%
Expected term	3.5 - 4.5 years	0.9 - 3.2 years	3.07 - 9.37 years
Risk-free interest rate	4.9%	3.28% - 4.81%	2.88% - 3.85%
Estimated fair value of underlying ordinary shares	US$4.37	US$7.98 - US$44.75	US$14.32 - US$43.30
     Prior to the IPO, the estimated fair value of the underlying ordinary shares granted was determined based on a valuation analysis performed by Sallmanns based on various generally accepted valuation methodologies. Management determined that the income approach was appropriate to determine the fair value of the Company’s business.
     The weighted-average grant-date fair value of options granted during the year ended December 31, 2006, 2007 and 2008 was US$1.98, US$9.05 and US$11.20 per share, respectively. The Company recorded non-cash share-based compensation expense of US$1,612, US$9,549 and US$16,614 for the years ended December 31, 2006, 2007 and 2008 respectively, in respect of share options granted to employees, of which US$3,667 (2007: US$1,772; 2006: US$174) was allocated to costs of revenues, US$12,609 (2007: US$5,828; 2006: US$1,281) was allocated to general and administrative expenses, US$27 (2007: US$19; 2006: US$ nil) was allocated to selling expenses, US$ nil (2007: US$159; 2006: US$ nil) was allocated to construction in progress, and US$311 (2007: US$1,771; 2006: US$157) was allocated to research and development costs. No non-cash share-based compensation expense was incurred for the year ended December 31, 2008 in respect of share options granted to non-employees in 2008 (2007: US$ nil; 2006: US$416).

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     A summary of options for the years ended December 31, 2006, 2007 and 2008 is presented below:

					Weighted
				Number	Average
				of Total	Exercise		Remaining	Aggregate
		Non-		Shares Involved	Price		Contractual	Intrinsic
	Employees	Employees	Investors	in the Option	per Share		Term	Value

For the year ended December 31, 2006
Granted	6,230,000	210,000	200,000	6,640,000	US$	4.45
Exercised	—	—	—	—		—
Forfeited or cancelled	(380,000)	—	—	(380,000)		—
Outstanding as of December 31, 2006	5,850,000	210,000	200,000	6,260,000	US$	4.45	4.6 years	—

Vested or expected to vest as of December 31, 2006	—	—	—	—		—	—	—

Exercisable as of December 31, 2006	—	—	—	—		—	—	—

For the year ended December 31, 2007
Outstanding as of December 31, 2006	5,850,000	210,000	200,000	6,260,000	US$	4.45

Granted during 2007	4,190,750	—	—	4,190,750	US$	17.71
Exercised	(1,457,000)	—	—	(1,457,000)	US$	4.45
Forfeited or cancelled	(403,400)	(80,000)	—	(483,400)		—
Outstanding as of December 31, 2007	8,180,350	130,000	200,000	8,510,350	US$	10.50	3.9 years	310,699

Vested or expected to vest as of December 31, 2007	1,980,766	43,333	200,000	2,224,099	US$	4.49	3.51 years	81,322

Exercisable as of December 31, 2007	523,766	43,333	200,000	767,099	US$	4.57	3.53 years	32,557

For the year ended December 31, 2008
Outstanding as of December 31, 2007	8,180,350	130,000	200,000	8,510,350	US$	10.50

Granted during 2008	464,300	—	—	464,300	US$	19.99
Exercised	(2,065,696)	—	(200,000)	(2,265,696)	US$	5.62
Forfeited or cancelled	(310,455)	—	—	(310,455)		—
Outstanding as of December 31, 2008	6,268,499	130,000	—	6,398,499	US$	11.93	3.31 years	31,284

Vested or expected to vest as of December 31, 2008	5,158,931	86,667	200,000	5,445,598	US$	8.78	2.72 years	71,121

Exercisable as of December 31, 2008	1,636,235	86,667	—	1,772,902	US$	12.93	3.04 years	8,919

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     The total intrinsic value of options exercised during the years ended December 31, 2006, 2007 and 2008 was US$ nil, US$48,765 and US$62,202, respectively.
     As of December 31, 2008, there was US$21,621 (2007: US$36,283) of total unrecognized compensation cost related to non-vested share options. This cost is expected to be recognized over a weighted average period of approximately 1.8 years (2007: 1.9 years). The Company is expected to issue new shares to satisfy share option exercises. Cash received from the exercise of options under the share option plans during 2008 was US$12,740 (2007: US$6,484).
     During 2008, the Company reduced the exercise price and extended the vesting period of 60,000 unvested share options held by an employee. The total incremental value as a result of the modification amounted to US$304, which is recognized ratably over 3 years from the date of modification. The Company has elected to bifurcate the amounts and recognize the incremental value over the period from the modification date until the date when the modified share option vest, in addition to the amount based on the grant date fair value of the original awards, which is recognized over the remainder of the original vesting period. The modified share options were included in the number of share options granted and number of share options forfeited or cancelled for the year ended December 31, 2008.
(22) EARNINGS PER SHARE
     The computation of basic and diluted earnings per share is as follows:

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2006	2007	2008
			(As adjusted)
Numerator used in basic earnings per share
Income from continuing operations attributable to holders of ordinary shares	25,885	139,122	66,408
Plus accretion of Series A, Series B and Series C Shares to redemption value	—	4,937	—
Numerator used in diluted earnings per share	25,885	144,059	66,408

Shares (denominator):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	75,000,000	92,673,914	104,994,312

Plus weighted average Series A, Series B and Series C Shares outstanding	—	6,616,165	—
Plus incremental weighted average number of ordinary shares from assumed conversion of stock options using the treasury stock method	—	5,569,360	4,246,126

Weighted average number of ordinary shares outstanding used in computing diluted earnings per share	75,000,000	104,859,439	109,240,438

Earnings per share — basic	0.35	1.50	0.63

Earnings per share — diluted	0.35	1.37	0.61

     Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding, excluding ordinary shares to be purchased under a prepaid forward repurchase contract.
     During the year ended December 31, 2008, the Group’s dilutive potential ordinary shares outstanding consist of convertible senior notes and share options. The computation of diluted earnings per share for the year ended December 31, 2008 did not assume conversion of the convertible senior notes because, when applying the as-if converted method, the effect of the 7,260,478 ordinary shares issuable upon conversion of the convertible senior notes under the conversion terms of the convertible senior notes agreements was anti-dilutive. In computing diluted earnings per share for the year ended December 31, 2008, there was dilutive effect of outstanding share options of 4,246,126 by applying the treasury stock method because the ordinary shares assumed to be issued upon the exercise of the share options was more than the number of shares assumed to be purchased at the average estimated fair value during the period. The proceeds used for the assumed purchase include the sum of the exercise price of the share options and the average unrecognized compensation cost.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     During the year ended December 31, 2007, the Group’s dilutive potential ordinary shares outstanding consist of Series A, Series B and Series C redeemable convertible preferred shares and share options. The computation of diluted earnings per share for the year ended December 31, 2007 assumed conversion of the Series A, Series B and Series C redeemable convertible preferred shares as of January 1, 2007 because, when applying the if-converted method, the effect of the 4,580,000, 8,000,000 and 3,000,000 ordinary shares issuable upon conversion of the Series A, Series B and Series C redeemable convertible preferred shares under the conversion terms of the preferred shares agreements was dilutive. In computing diluted earnings per share for the year ended December 31, 2007, there was dilutive effect of outstanding share options of 5,569,360 by applying the treasury stock method because the ordinary shares assumed to be issued upon the exercise of the share options was more than the number of shares assumed to be purchased at the average estimated fair value during the period. The proceeds used for the assumed purchase include the sum of the exercise price of the share options and the average unrecognized compensation cost.
(23) SIGNIFICANT CONCENTRATIONS AND RISKS
Significant concentrations
     The carrying amounts of cash and cash equivalents, pledged bank deposits, trade accounts receivable, prepayments and other current assets represent the Group’s maximum exposure to credit risk in relation to financial assets. As of December 31, 2008, substantially all of the Group’s cash and cash equivalents and pledged bank deposits were held in major financial institutions located in the mainland China and the Hong Kong Special Administrative Region, which management believes have high credit ratings. As of December 31, 2008 cash and cash equivalents and pledged bank deposits held in mainland China and Hong Kong financial institutions amounted to US$388,179 in total and were denominated in the following currencies:

	US$	EURO	RMB
	(000’s)	(000’s)	(000’s)

In mainland China	25,165	4,189	2,396,362
In Hong Kong	6,472	—	—

Total in original currency	31,637	4,189	2,396,362

US$ equivalent	31,637	5,920	350,622

     The following represents the amount of sales to customers that directly or indirectly contributed, on an individual basis, 10% or more of revenue for the years ended December 31, 2006, 2007 and 2008:

	December 31,	December 31,	December 31,
	2006	2007	2008

Q-Cells AG	24	52,277	335,409
Jiangsu Linyang Solarfun Co., Ltd.	14,654	64,644	130,447
Suntech Power Holdings Co., Ltd.	41,899	35,335	55,795
     Solar-grade polysilicon feedstock is an essential raw material in manufacturing the Group’s multicrystalline solar wafers. The Group’s operations depend on its ability to procure sufficient quantities of solar-grade polysilicon on a timely basis. The significant growth of the solar wafer industry and the competing demand and buying power of the semiconductor industry have resulted in an industry-wide shortage in solar-grade polysilicon. Also, polysilicon manufacturing is a highly concentrated industry and there are only a limited number of polysilicon producers in the world. The Group’s failure to obtain sufficient quantities of polysilicon in a timely manner could disrupt its operations, prevent it from operating at full capacity or limit its ability to expand as planned, which will reduce, and stunt the growth of its manufacturing output and revenue.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     In order to secure stable supply of polysilicon, the Group makes prepayments to certain suppliers. Such amounts are recorded as prepayments to suppliers on the consolidated balance sheets and amounted to US$117,178 as of December 31, 2008 (2007: US$157,187). The Group makes the prepayments without receiving collateral for such payments. As a result, the Group’s claims for such prepayments would rank only as an unsecured claim, which exposes the Group to the credit risks of the suppliers. As of December 31, 2007 and 2008, outstanding prepayments made to individual suppliers in excess of 10% of total prepayments to suppliers, net are as follows:

	December 31,	December 31,
	2007	2008

Wacker Chenie AG	19,532	17,087
GE Energy (USA) LLC	22	14,916
Silex Photonics	—	12,082
Komex Electronic Materials Inc.	19,275	—
Targray Technology International Inc.	17,474	4,615
     The Group relies on a limited number of equipment suppliers for all of its principal manufacturing equipment. There is currently a shortage globally in much of the equipment required for its manufacturing process and capacity expansion. If any of the Group’s major equipment suppliers encounter difficulties in the manufacturing or shipment of its equipment to the Group or otherwise fail to supply equipment according to its requirements, it will be difficult for the Group to find alternative providers for such equipment on a timely basis which in turn could adversely affect its production and sales.
Business and economic risks
     The Group operates in a dynamic industry with limited operating history and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: advances and new trends in new technologies and industry standards; capital market performance and public interest in companies operating in the PRC that are listed in the United States; competition from other competitors; changes in certain strategic relationships or customers relationships; regulatory or other factors; the ability to obtain necessary financial and other resources at commercially viable terms; the ability to attract and retain employees necessary to support the Group’s growth and general risks associated with the solar industry.
     The Group conducts its principal operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with investments in equity securities of United States and Western European companies. These include risks associated with, among others, the political, economic, legal environment and social uncertainties in the PRC, government agencies’ influence over certain aspects of the Group’s operations and competition in the solar industry.
     In addition, the ability to negotiate and implement specific business development projects in a timely and favorable manner may be impacted by political considerations unrelated to or beyond the control of the Group. Although the PRC government has been pursuing economic reform policies for the past two decades, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective and as a result, changes in the rate or method of taxation and changes in State policies may have a negative impact on the Group’s operating results and financial position.
     As widely reported, financial markets in the United States, Europe and Asia have been experiencing extreme disruption in recent months, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. There can be no assurance that there will not be further deterioration in credit and financial markets and confidence in economic conditions. These economic developments affect businesses such as the Group in a number

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
of ways. The current tightening of credit in financial markets may delay or prevent the Group’s customers from securing funding adequate to honor their existing contracts with the Group or to enter into new contracts to purchase the Group’s products and could result in a decrease of orders for the Group’s products. A delay in deliveries or cancellation of orders would cause the Group to have inventories in excess of its short-term needs, and may delay its ability to recognize, or prevent it from recognizing, revenue on contracts in our order backlog. In addition, if any of the Group’s customers have liquidity problems, they may be unable to collect amounts due from the customers. These conditions may similarly affect the Group’s suppliers. The inability of Group’s suppliers to obtain credit to finance development and/or manufacture their products could result in delivery delays or prevent the Group from delivering its products to customers. The Group also has an exposure due to recover the prepayments made to its suppliers who may become financially distressed.
     In addition, the volatility in the credit markets has severely diminished liquidity and capital availability. While the ultimate outcome of the disruptions in the credit markets cannot be predicted, they may result in events that could prevent the Group from borrowing money from its existing lenders under the credit facilities.
     Management is unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions worldwide, and any resulting effects or changes, including those described above, may have a material and adverse effect on the Group’s business, results of operations and financial condition.
Currency risk
     Substantially all of the revenue generating operations of the Group are transacted in RMB, which is not fully convertible into foreign currencies.
     On July 21, 2005, the People’s Bank of China announced that the PRC government reformed the exchange rate regime by adopting a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. The exchange rate of United States dollars against RMB was adjusted to RMB8.11 per United States dollar with effect from July 21, 2005, and the RMB has gradually appreciated against the US dollar since then.
(24) RELATED PARTY TRANSACTIONS
     The Group has entered into a number of transactions with related parties. The amounts of transactions with the related parties for the years ended December 31, 2006, 2007 and 2008 and the outstanding balances with the related parties as at December 31, 2007 and 2008 are as follows:
     (i) JXLDK signed an agreement on September 22, 2005 to borrow up to US$24,221 from Mr. Peng which carried an average interest rate of 5.829% in September 2005. During the period from October 27, 2005 to December 31, 2005, JXLDK borrowed from Mr. Peng a total of US$16,109 and at the same time lent US$5,478 to Saiweng Technology (Suzhou) Co., Ltd. (“Saiweng”), a company controlled by Mr. Peng. JXLDK borrowed an additional US$8,112 and repaid US$5,354 to Mr. Peng in the first six months of 2006. In March 2006, JXLDK signed an agreement with Mr. Peng to offset US$5,478 lent to Saiweng against amounts borrowed from Mr. Peng. In December 2006, JXLDK repaid the remaining US$13,389 to Mr. Peng. Interest expenses incurred amounted to US$100 and US$781 for the period from July 5, 2005 to December 31, 2005 and the year ended December 31, 2006.
     (ii) JXLDK borrowed US$8,075 via an interest free loan from a company controlled by Mr. Peng, SZ Liouxin, in July 2006, which was repaid in December 2006.
     (iii) JXLDK borrowed US$2,561 via an interest free loan from JXLXI in August 2006. The loan was fully repaid in September 2006.
     (iv) In connection with the commencement of JXLDK’s operation, JXLDK entered into agreements (“Agreements”) with JXLXI to acquire rights to use certain parcels of land from JXLXI and certain buildings constructed by JXLXI. Pursuant to the Agreements, the consideration for acquiring the land use rights were determined based on its market value of US$3,273 assessed by an independent valuer, Shanghai Orient Real Estate Appraiser Co., Ltd. The consideration for acquiring the completed buildings and assets under construction amounted to US$7,109 and US$637 respectively. JXLDK prepaid US$4,664 in 2005 and paid US$6,355 in 2006 to JXLXI for such purchase. By December 31, 2006, the legal title of the land use right and the completed buildings had been transferred to JXLDK.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     (v) JXLDK leased an office in Harbour Ring Plaza from SZ Liouxin free of charge. SZ Liouxin signed the lease contract with a monthly rental charge of US$5. The initial lease period of the contract was from December 2005 to December 2007. This lease contract was terminated in December 2007.
     (vi) Through Bank of China, Xinyu Branch, JXLDK borrowed US$14,971 from JXLXI on December 22, 2006. The loan carried an interest rate of 5.022% and was repaid in June 2007.
     (vii) Through Bank of China, Xinyu Branch, JXLDK borrowed US$5,139 from JXLXI on December 19, 2007. The loan carried an interest rate of 5.832% and was repaid in February 2008.
     (viii) During the year ended December 31, 2008, the Group recorded a US$20,279 (2007: US$21,742) withholding tax liability and related receivable from certain employees and executives arising from their exercise of stock options. The Group will withhold and remit the tax when the shares are sold in the future.
     (ix) During the year ended December 31, 2008, JXLDK purchased low value consumables totalling US$1,141 from Jiangxi Liouxin Industry Co., Ltd., which is a company controlled by Mr. Peng. The outstanding amount payable as of December 31, 2008 was US$314.
     (x) During the year ended December 31, 2008, JXLDK purchased crucibles totalling US$3,011 from Jiangxi Sinoma New Material Co., Ltd (“Sinoma”), which is an associate of JXLDK. The outstanding amount payable as of December 31, 2008 was US$2,164. In December 2008, JXLDK also borrowed US$2,195 via an unsecured loan which carries interest at a rate of 5.04% per annum from Sinoma. This loan is repaid in April 2009.
     (xi) The Company’s shareholders, Mr. Peng and Ms. Zhou, and companies controlled by Mr. Peng have provided guarantees or collateral to JXLDK’s bankers to secure JXLDK’s bank loans (refer to note 10).
(25) GEOGRAPHIC AND SEGMENT INFORMATION
The following table summarizes the Group’s net revenues, based on the geographic location of the customers:

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2006	2007	2008

Mainland China	79,647	154,224	463,101
Germany	96	56,210	418,671
Taiwan	8,598	152,486	361,622
Europe excluding Germany	3,290	49,289	196,000
Asia Pacific excluding mainland China and Taiwan	8,518	63,809	132,866
North America	5,305	47,928	71,235

Total net revenue	105,454	523,946	1,643,495

     The Group’s only operating segment is its wafer production operations in the PRC. Segment profit and loss is determined based on earnings before income taxes under general accepted accounting principles in the PRC (“PRC GAAP”). Segment assets consist of total assets based on PRC GAAP.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Segment information is set out below:

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2006	2007	2008
			(As adjusted)
Segment and consolidated revenue	105,454	523,946	1,643,495

Segment income	36,229	149,227	31,496
Reconciling items (note (a))	(6,160)	(5,926)	40,051

Consolidated earnings before income taxes	30,069	143,301	71,547

Segment assets (note (b))		1,306,581	3,365,525

(a) Reconciliation of segment income to consolidated earnings before income tax

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2006	2007	2008
			(As adjusted)
Total segment income	36,229	149,227	31,496
PRC GAAP to US GAAP differences:
Pre-operating expenses	309	—	—
Share-based compensation	(2,028)	—	—
Discount amortization on the exchangeable notes	(4,440)	—	—
Interest on exchangeable notes	(13)	—	—
Decrease in fair value of warrants	9	2	—
Change of fair value of foreign currency forward contracts	—	(3,357)	(2,510)
Change of fair value of interest rate swap contract	—	525	—
Change in fair value of prepaid forward contracts	—	—	60,028
Interest expenses for convertible senior notes and amortization of convertible senior notes issuance costs and debt discount	—	—	(14,019)
Others	3	(3,096)	(3,448)

Consolidated earnings before income taxes	30,069	143,301	71,547

(b) Reconciliation of total segment assets to consolidated total assets

	December 31,	December 31,
	2007	2008
		(As adjusted)
Total segment assets	1,306,581	3,365,525
Cash and other current assets of the Company	24,881	33,945
Cash and other receivables of LDK International	3,315	7,385
Cash and other assets of LDK US	597	267
Interest capitalized at consolidation level	—	5,747
Elimination of inter-companies balances within the Group	(25,388)	(39,497)

Consolidated total assets	1,309,986	3,373,372

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(26) LDK SOLAR CO., LTD. (PARENT COMPANY)
     Relevant PRC statutory laws and regulation permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations.
     Under the Law of the PRC on Enterprises with Wholly Owned Foreign Investment, the Company’s subsidiaries in the PRC are required to allocate at least 10% of their after tax profits, after making good of accumulated losses as reported in their PRC statutory financial statements, to the general reserve fund and have the right to discontinue allocations to the general reserve fund if the balance of such reserve has reached 50% of their registered capital. These statutory reserves are not available for distribution to the shareholders (except in liquidation) and may not be transferred in the form of loans, advances, or cash dividend.
     For the year ended December 31, 2008, US$10,979 (2007: US$15,074) were appropriated from retained earnings and set aside for the statutory reserve by the Company’s subsidiaries in the PRC.
     As a result of these PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in its ability to transfer a portion of its net assets to either in the form of dividends, loans or advances, which consisted of paid-up capital and statutory reserve amounted to US$861,616 as of December 31, 2008 (2007: US$467,827).
     The following presents condensed unconsolidated financial information of the Parent Company only.
Condensed Balance Sheets

	December 31,	December 31,
	2007	2008
		(As adjusted)
Cash and cash equivalents	527	167
Due from subsidiaries	24,143	25,370
Other current assets	211	—
Investment in subsidiaries	621,267	1,133,890
Debt issuance costs	—	8,408

Total assets	646,148	1,167,835

Accrued expenses and other payables	2,894	4,271
Due to subsidiaries	442	7,022
Deferred revenue	2,222	1,990
Convertible senior notes	—	385,685
Total equity	640,590	768,867

Total liabilities and equity	646,148	1,167,835

     Except for the litigation disclosed in note 17(c), the Company had no contingencies, long-term obligations and guarantees as of December 31, 2007 and 2008.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Condensed Statements of Income

	From May 1,	Year	Year
	2006 to	Ended	Ended
	December 31,	December 31,	December 31,
	2006	2007	2008
			(As adjusted)
General and administrative expenses	—	(3,293)	(3,757)
Interest income	4	2,139	50
Interest expense, amortization of discount on exchangeable notes and amortization of convertible senior notes issuance costs and debt discount	(4,454)	—	(14,019)
Change in fair value of prepaid forward contracts	—	—	60,028
Others	—	—	(32)
Decrease in fair value of warrant	9	2	—

(Loss)/earnings before income tax and equity in earnings from subsidiaries	(4,441)	(1,152)	42,270
Equity in earnings from subsidiaries	34,623	145,211	24,138

Net income	30,182	144,059	66,408
Accretion of Series A redeemable convertible preferred shares to redemption value	(814)	(860)	—
Accretion of Series B redeemable convertible preferred shares to redemption value	(1,799)	(2,726)	—
Accretion of Series C redeemable convertible preferred shares to redemption value	(116)	(1,351)	—
Deemed dividend to Series A redeemable convertible preferred shareholders	(1,568)	—	—

Net income available to ordinary shareholders	25,885	139,122	66,408

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Condensed Statements of Cash Flows

	From May 1,	Year	Year
	2006 to	Ended	Ended
	December 31,	December 31,	December 31,
	2006	2007	2008
			(As adjusted)
Cash flows from operating activities
Net income	30,182	144,059	66,408
Adjustments to reconcile net income to net cash used in operating activities:
Interest on the exchangeable notes	13	—	—
Amortization of discount on exchangeable notes	4,440	—	—
Amortization of convertible senior notes issuance costs and debt discount	—	—	6,308
Decrease in fair value of warrants	(9)	(2)	—
Equity in earnings from subsidiaries	(34,623)	(145,211)	24,138
Change in fair value of prepaid forward contracts	—	—	(60,028)
Changes in operating assets/liabilities:
Due from subsidiaries	(2,149)	(21,994)	(1,227)
Due to subsidiaries	—	442	6,580
Other assets/liabilities	—	4,996	1,356

Net cash used in operating activities	(2,146)	(17,710)	43,535
Cash flows from investing activities
Investment in subsidiaries	(82,600)	(347,256)	(436,833)

Net cash used in investing activities	(82,600)	(347,256)	(436,833)
Cash flows from financing activities
Proceeds from issuance of ordinary shares	10	369,489	205,104
Payment of expenses relating to share offer	(405)	(4,174)	(1,472)
Proceeds from issuance of exchangeable notes, net of issue cost US$52	7,948	—	—
Proceeds from Series A-2 redeemable convertible preferred shares, net of issue cost US$51	6,949	—	—
Proceeds from Series B redeemable convertible preferred shares, net of issue cost US$78	47,922	—	—
Proceeds from Series C redeemable convertible preferred shares	22,500	—	—
Payment for Company’s ordinary shares under prepaid forward contract	—	—	(199,437)
Proceeds from issuance of convertible senior notes, net of issuance cost	—	—	388,743

Net cash provided by financing activities	84,924	365,315	392,938

Net increase (decrease) in cash and cash equivalents	178	349	(360)
Cash and cash equivalents at beginning of year	—	178	527

Cash and cash equivalents at end of year	178	527	167

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(27) FAIR VALUE MEASUREMENTS
(a) Fair Value Hierarchy
     The Group adopted Statement 157 on January 1, 2008 for financial assets and financial liabilities, and for the fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used in measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:
•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that management has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

•	Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

•	Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity.
     The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.
(b) Fair Value of Financial Instruments
     Management used the following methods and assumptions to estimate the fair value of financial instruments at the relevant balance sheet date:
•	Short-term financial instruments (cash equivalents, pledged bank deposits, trade accounts receivable and payable, bills receivable and payable, short-term bank borrowings, and accrued liabilities) — cost approximates fair value because of the short maturity period.

•	Long-term bank borrowings — fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Group’s current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long term loans approximate their fair values as all the long-term debt carries variable interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.

•	Foreign exchange forward contract — fair value is determined by discounting estimated future cash flow, which is based on the changes in the forward rate.

•	Interest rate swap contract — fair value is based on the quotation from the financial institution.

•	Convertible senior notes — the estimated fair value of convertible senior notes was US$324,178 as of December 31, 2008 and was determined by discounting the future cash flows at rate that reflects, among other things, market interest rates and the Company’s credit standing.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     The table below presents the assets and liabilities measured at fair value on a recurring basis as of December 31, 2008, segregated by the level in the fair value hierarchy within which those measurements fall.

	Carrying
	Amount at	Fair Value at
	December 31,	December 31,	Fair Value Measurements Using
	2008	2008	Level 1	Level 2	Level 3
Asset:
Interest rate swap contract	100	100	—	100	—

Liability:
Foreign exchange forward contract	(102)	(102)	—	(102)	—

In addition to the above, as disclosed in note 15, the prepaid forward contracts entered by the Company on April 9, 2008 were measured at fair value on a recurring basis until June 17, 2008 when the conditions for physical settlement in shares were met. The change in fair value of the Prepaid Forward Contracts from the issuance date to June 17, 2008 was reported in the consolidated statements of income for the year ended December 31, 2008. The fair value of the Prepaid Forward Contracts as of June 17, 2008 was determined by management based on valuation analysis performed by a third party independent appraiser using inputs from level 2 hierarchy.
     As of December 31, 2008, the Group did not have any assets and liabilities that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition.
(28) DERIVATIVE FINANCIAL INSTRUMENTS
     The Group is exposed to certain risks relating to its ongoing business operation in the PRC. The primary risks managed by using derivative instruments are foreign currencies risks and interest rate risks.
     The Company’s principal operating subsidiaries are located in the PRC with the Renminbi being their functional currency. The majority of sales, costs and capital expenditures are denominated in Renminbi, however the Company’s PRC operating subsidiaries also make sales, purchases and capital expenditures and obtain bank borrowings in currencies other than Renminbi, which primarily are in U.S. dollars. Historically, the required payments in U.S. dollars resulting from purchases, capital expenditure and bank borrowings have exceeded receipts in U.S. dollars resulting from sales. Any appreciation of the U.S. dollar against the Renminbi will generally result in foreign exchange losses and adversely affect the Group’s net income. With an aim to reduce its risk exposure, the Company will, on a selected basis, enter into forward contracts with the same financial institutions to forward purchase U.S. dollars when it obtains certain bank borrowings denominated in U.S. dollars through its PRC operating subsidiaries. During the year ended December 31, 2008, the Group entered into a foreign exchange forward contract with a notional amount of US$33,000, against its U.S. denominated short term and long term bank borrowings, with settlement dates falling on the maturity dates of the related bank borrowings. As of December 31, 2008, the Group had U.S. denominated short term and long term bank borrowings of US$276,780 in total, against which the Group had entered into corresponding foreign exchange forward contracts of US$15,000 in total.
     The Group’s exposure to the risk of changes in market interest rates primarily relates to its bank borrowings. To finance its business operation and expansion, the Company’s PRC operating subsidiaries will obtain short-term and long-term bank borrowings. As of December 31, 2008, the Group had outstanding bank borrowings of US$820,452 in total, of which US$231,362 in total carries variable interest rates with effective interest rates ranging from 3.391% to 8.921% per annum as of December 31, 2008. Interest expenses on these banking borrowings may increase as a result of change in market interest rates. With an aim to reduce its interest rate exposure, the Group will, from time to time, enter into interest rate swap contracts with financial institutions in the PRC. During the year ended December 31, 2008, the Group entered into an interest rate swap contract with a notional amount of US$60,000 in respect of a long-term bank loan with the same amount obtained during this period, and sold an interest rate swap contract entered prior to January 1, 2008 to an independent third party at its carrying value on the date of transfer. As of December 31, 2008, the Group had outstanding interest rate swap contracts with notional amounts of US$60,000.

LDK SOLAR CO., LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     The derivative instruments relating to the foreign exchange forward contracts and interest rate swap contracts entered by the Group do not meet the conditions specified under SFAS No. 133 to qualify for hedge accounting. These derivative financial instruments are initially recognized in the balance sheet at fair value and subsequently re-measured to their fair value with changes in fair value included in determination of net income.
     The location and fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2007 and 2008 are as follows:

	Asset Derivatives				Liability Derivatives
	December 31, 2007		December 31, 2008		December 31, 2007		December 31, 2008
	Balance		Balance		Balance		Balance
	Sheet	Fair	Sheet	Fair	Sheet	Fair	Sheet	Fair
	Location	Value	Location	Value	Location	Value	Location	Value

Derivatives not designated as hedging instruments under SFAS No. 133
— Interest rate	Other		Other
swap contracts	financial		current
	assets	525	assets	100	—	—	—	—
— Foreign exchange					Other		Other
forward contracts					financial		financial
	—	—	—	—	liabilities	(3,357)	liabilities	(102)

Total derivatives		525		100		(3,357)		(102)

     The effect of derivative instruments on the consolidated statements of income for the years ended December 31 2007 and 2008 are as follows:

		Amount of Gain or (Loss)
		Recognized in Income on
Derivatives Not Designated as		Derivatives
Hedging Instruments Under SFAS	Location of Gain or (Loss) Recognized in	Year Ended December 31
No. 133	Income on Derivatives	2007	2008

Interest rate swap contracts	Interest expenses	507	(407)
	Foreign currency exchange (loss)/gain,
Foreign exchange forward contracts	net	(3,357)	(2,612)

Total		(2,850)	(3,019)

     The Group’s derivatives instruments outstanding as of December 31, 2008 do not contain any credit-risk-related contingent features.
(29) SUBSEQUENT EVENT
LQ Energy Gmbh
     On January 12, 2009, LDK International established a subsidiary in Luxemburg, named LDK Solar Europe Holding S.A. (“LDK Europe”). On March 25, 2009, LDK Europe entered into a joint venture agreement with Q-Cells SE to form a jointly owned company named LQ Energy Gmbh, which will invest on solar projects. Pursuant to the joint venture agreement, LDK Europe will contribute its capital investment of Euro 51 million in cash, which represented 51% of the share capital of LQ Energy Gmbh. As of May 21, 2009, LDK Europe has contributed Euro 6 million in cash as part of its capital investment. LQ Energy Gmbh is to be managed by 5 directors, 3 of which are nominated by LDK Europe. Management expects the Group will account for its investment in LQ Energy Gmbh using the equity method because management believes the minority shareholder has significant participating rights in determining certain financial and operating decisions of LQ Energy Gmbh that are made in the ordinary course of business.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer
Date: June 19, 2009

Exhibit Index

Exhibit
Number	Description
99.3	Consent of KPMG

Exhibit 99.3
Consent of Independent Registered Public Accounting Firm
The Board of Directors
LDK Solar Co., Ltd.:
We consent to the incorporation by reference in the registration statement (No. 333-150866) on Form S-8 of LDK Solar Co., Ltd. of our report dated May 21, 2009, except as to the retrospective adoption of certain accounting principles in Note 2(ac), which is as of June 19, 2009, with respect to the consolidated balance sheets of LDK Solar Co., Ltd. as of December 31, 2007 and 2008, and the related consolidated statements of income, equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, which report appears in the Form 6-K of LDK Solar Co., Ltd. Our report on the consolidated financial statements of LDK Solar Co., Ltd. refers to a change to reflect the retrospective application of FASB Staff Position APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).
/s/ KPMG
Hong Kong, China
June 19, 2009